SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits for 2013 and 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 24, 2014	/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

Date: June 24, 2014	/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

Date: June 24, 2014	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2013

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 24, 2014

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2013	2012

ASSETS
Cash	$11,514,706	$4,965,226
Investments held by trustee, at fair value	11,142,764,257	8,617,988,116
Receivables:
Participant loans	99,135,026	89,891,912
Other receivables	9,712,160	12,177,455

Total receivables	108,847,186	102,069,367

Total assets	$11,263,126,149	$8,725,022,709

LIABILITIES
Operating payables	$2,045,169	$2,956,389
Other payables	6,239,850	23,411,544

Total liabilities	8,285,019	26,367,933

NET ASSETS AVAILABLE FOR BENEFITS	$11,254,841,130	$8,698,654,776

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2013	2012

ADDITIONS
Net investment income:
Interest and dividends	$67,642,828	$94,123,219
Net increase in fair value of investments	2,152,942,701	871,446,428

Net investment income	2,220,585,529	965,569,647

Contributions and transfers in:
Participant contributions	732,357,141	666,562,569
Employer contributions	227,489,525	213,079,218
Transfers in	5,302,979	9,807,433

Total contributions and transfers in	965,149,645	889,449,220

Total additions	3,185,735,174	1,855,018,867

DEDUCTIONS
Benefits paid to participants	629,548,820	482,895,341

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,556,186,354	1,372,123,526

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,698,654,776	7,326,531,250

End of year	$11,254,841,130	$8,698,654,776

See accompanying notes.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Twisted Pixel Games. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. MSNBC Interactive News, LLC (“MSNBC”) was included in the Plan through July 13, 2012 at which point it was no longer considered a participating employer due to Microsoft’s divestiture of its 50% share in the MSNBC joint venture. No forced distributions of former MSNBC employee assets has occurred but these former employees are no longer eligible to participate in the Plan. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility: Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions:

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from eligible compensation each pay period, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis. Effective May 16, 2013, each participant’s annual after-tax non-Roth contribution limit changed from 7% of eligible compensation to $20,000. In addition, a participant’s aggregate contribution election (combined pre-tax, after-tax Roth, after-tax non-Roth, pre-tax catch-up and after-tax Roth catch-up) may not exceed 75% of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Employer Contributions

The Company makes a pre-tax matching contribution of $0.50 for every $1.00 contributed (up to a 6 percent combined pre-tax and after-tax Roth contribution rate). Participants are matched only on pre-tax and after-tax Roth contributions and do not receive a match on after-tax non-Roth contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Yammer, Inc. (“Yammer”) was acquired by the Company in 2012 and the Yammer plan assets merged into the Plan during 2013. The merged amounts are included as Transfers In on the Statements of Changes in Net Assets Available for Benefits.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the participant elective deferrals (i.e. participant contributions) and the Company’s matching contribution (i.e. employer contributions) and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan. After reaching age 59 1/2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions: Effective May 16, 2013, active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Management Trust Company (“Fidelity”), the Plan trustee. These reimbursements are used by the trustee to pay for Plan administrative expenses. The majority of these fees were eliminated effective January 3, 2013, although a very small amount still exists for certain PIMCO mutual fund investments.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualifications, and dividend checks. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, unitized accounts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments: Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans: Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and participant loans deemed distributed due to default are included in Benefits paid to participants on the Statements of Changes in Net Assets Available for Benefits.

Other Receivables and Payables: Other receivables at December 31, 2013 and 2012 consist primarily of unsettled trades and accrued interest. Other payables at December 31, 2013 and 2012 consist primarily of unsettled trades.

Recently Adopted Accounting Guidance: In December 2011, the Financial Accounting Standards Board (“FASB”) issued guidance enhancing disclosure requirements about the nature of an entity’s right to offset and related arrangements associated with its financial instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, repurchase agreements, and securities lending arrangements that are either offset or subject to an enforceable master netting arrangement, or similar agreements. We adopted this new guidance beginning January 1, 2013. Adoption of this new guidance did not have a material impact on the Plan’s disclosure at Note 7.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment options their Plan assets will be invested and can choose any of the investments offered. Full descriptions of the investments can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all investments except Microsoft Common Stock).

The balances of investments held by the trustee, other than separately managed accounts, which represented 5 percent or more of net assets available for benefits as of either December 31, 2013 or December 31, 2012, are as follows:

December 31,	2013	2012
Fidelity Growth Company Units (a)	$1,136,108,553	$0
Fidelity Growth Company Fund (a)	0	859,265,382
Fidelity Contrafund Units (a)	1,067,829,315	0
Fidelity Contrafund (a)	0	820,684,785
Vanguard Institutional Index Fund Plus	942,205,806	674,165,401
Microsoft Common Stock	844,237,956	692,033,346
BlackRock LifePath Index 2040	616,767,055	468,022,857
Vanguard Small-Cap Growth Index Fund	610,536,115		*
BlackRock LifePath Index 2030	592,702,146	482,225,805

(a)	On January 3, 2013, the Plan replaced the Fidelity Growth Company Fund and Fidelity Contrafund with the Fidelity Growth Company Units and Fidelity Contrafund Units, respectively, which are unitized investment versions.

*	Balance was less than 5 percent of the Plan’s net assets available for benefits

During 2013 and 2012, the net appreciation in the fair value of investments was as follows:

Year Ended December 31,	2013	2012
Unitized accounts (a)	$598,113,467	$0
Mutual funds	523,750,813	391,597,100
Separately managed accounts	521,465,516	355,236,000
Microsoft Common Stock	259,882,315	21,058,957
Collective trusts	210,956,769	86,520,645
Brokerage accounts	38,773,821	17,033,726

Total net appreciation in fair value of investments	$2,152,942,701	$871,446,428

(a)	On January 3, 2013, the Plan replaced the Fidelity Growth Company Fund and Fidelity Contrafund with the Fidelity Growth Company Units and Fidelity Contrafund Units, respectively, which are unitized investment versions.

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months from the first payment date. The term of a General Loan may not exceed five years or be less than 12 months from the first payment date.

The interest rate for loans is 1 percent plus the prime rate on Corporate Loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2013 was 4.25 percent to 9.44 percent, maturing at various dates through February 2029. The range of interest rates for outstanding General Loans as of December 31, 2013 was 4.25 percent to 9.25 percent, maturing at various dates through January 2019.

Loan repayments are made through after-tax, semi-monthly payroll deductions. Employees who are terminated have 60 days to elect to continue to make loan repayments or payoff the loan in full. Failure of the employee to establish a loan repayment service or payoff the loan in full during this 60-day window results in a default of the loan, which is taxable income to the participant.

NOTE 4: TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated August 6, 2010, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from November 30, 2007 through December 18, 2009, and the trust agreement with Fidelity adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan administrator has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We continue to be subject to examination by the IRS for tax years 2004 to 2013.

NOTE 5: PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2013 and December 31, 2012, the Plan held 22,567,173 shares of Microsoft Common Stock valued at $844,237,956 and 25,909,439 shares of Microsoft Common Stock valued at $692,033,346, respectively. During the years ended December 31, 2013 and December 31, 2012, the Plan recorded Microsoft Common Stock dividend income of $22,997,850 and $20,995,835, respectively.

NOTE 6: FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. government securities, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets include those actively traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Collective Trusts are valued using the net asset value provided by the trustee in order to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Were the Plan to initiate a full redemption of the Collective Trust, the investment advisor reserves the right to temporarily delay withdrawal from the Collective Trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Collective Trust has no unfunded commitments, other redemption restrictions, nor redemption notice period. The objective of the Blackrock LifePath Portfolios is to provide income and moderate long-term growth of capital. Portfolios are comprised of a mix of stocks, bonds, commodities and cash and gradually become more conservative as the target year approaches. Our Level 2 non-derivative investments consist primarily of Collective Trusts, and mutual funds in our separately managed accounts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. At December 31, 2013 and December 31, 2012, the Plan did not hold any financial instruments in Level 3.

Financial Instruments Measured at Fair Value

December 31, 2013	Level 1	Level 2	Total

Mutual funds
Fidelity Institutional Money Market Fund	$438,521,103	$0	$438,521,103
PIMCO Inflation Response Multi-Asset Fund (primarily bond-based)	9,648,113	0	9,648,113
PIMCO All Asset All Authority	3,104,983	0	3,104,983
Vanguard Growth Index Fund (primarily equity-based)	292,198,374	0	292,198,374
Vanguard Institutional Index Fund Plus (primarily equity-based)	942,205,806	0	942,205,806
Vanguard Short-Term Bond Index Fund (primarily bond-based)	303,584,442	0	303,584,442
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	610,536,115	0	610,536,115
Vanguard Value Index Fund (primarily equity-based)	503,653,775	0	503,653,775
Microsoft Common Stock	844,237,956	0	844,237,956
Collective trusts – LifePath Funds	0	1,711,617,668	1,711,617,668
Unitized accounts
Fidelity Contrafund Units	1,067,829,315	0	1,067,829,315
Fidelity Growth Company Units	1,136,108,553	0	1,136,108,553
Separately managed accounts
Artisan Mid Cap Account
Common stock	827,238,489	0	827,238,489
Other	30,636,874	0	30,636,874
PIMCO Total Return Account
Mutual funds	129,498	509,071,511	509,201,009
Russell International Growth Account
Common stock	613,731,738	0	613,731,738
Other	33,611,044	(8,942)	33,602,102
Russell International Value Account
Common stock	436,128,387	0	436,128,387
Other	20,774,933	1,681,611	22,456,544
DFA Small/Mid Cap Value Account
Common stock	439,574,256	0	439,574,256
Other	1,794,975	0	1,794,975
Brokerage accounts
Mutual funds	68,603,668	6,371,600	74,975,268
Certificates of deposit	0	2,177,715	2,177,715
U.S Government notes and bonds	760,153	97,704	857,857
Corporate notes and bonds	0	1,424,764	1,424,764
Common & preferred stock	191,673,697	451,907	192,125,604
Cash	91,294,405	0	91,294,405
Options & rights/warrants	0	2,298,067	2,298,067

Total	$8,907,580,652	$2,235,183,605	$11,142,764,257

December 31, 2012	Level 1	Level 2	Total

Mutual funds
Fidelity Contrafund (primarily equity-based)	$820,684,785	$0	$820,684,785
Fidelity Growth Company Fund (primarily equity-based)	859,265,382	0	859,265,382
Fidelity Institutional Money Market Fund	402,466,358	0	402,466,358
PIMCO Inflation Response Multi-Asset Fund (primarily bond-based)	11,408,472	0	11,408,472
Vanguard Growth Index Fund (primarily equity-based)	188,937,013	0	188,937,013
Vanguard Institutional Index Fund Plus (primarily equity-based)	674,165,401	0	674,165,401
Vanguard Short-Term Bond Index Fund (primarily bond-based)	289,421,388	0	289,421,388
Vanguard Small-Cap Growth Index Fund (primarily equity-based)	388,738,495	0	388,738,495
Vanguard Value Index Fund (primarily equity-based)	322,016,666	0	322,016,666
Microsoft Common Stock	692,033,346	0	692,033,346
Collective trusts – LifePath Funds	0	1,323,905,299	1,323,905,299
Separately managed accounts
Artisan Mid Cap Account
Common stock	590,570,579	0	590,570,579
Other	27,569,058	0	27,569,058
PIMCO Total Return Account
Mutual funds	294,323	540,366,741	540,661,064
Oakmark Equity & Income Account
Cash	204,392	0	204,392
Russell International Growth Account
Common stock	517,157,689	0	517,157,689
Other	17,296,400	(77,890)	17,218,510
Russell International Value Account
Common stock	326,022,723	0	326,022,723
Other	17,344,093	1,964,876	19,308,969
Russell Small/Mid Cap Value Account
Common stock	319,512,672	0	319,512,672
Other	9,351,272	0	9,351,272
Brokerage accounts
Mutual funds	123,297,146	5,840,606	129,137,752
Certificates of deposit	0	2,998,476	2,998,476
U.S Government notes and bonds	1,036,005	10,667	1,046,672
Corporate notes and bonds	0	1,067,114	1,067,114
Common & preferred stock	141,442,449	888,072	142,330,521
Derivatives	0	788,048	788,048

Total	$6,740,236,107	$1,877,752,009	$8,617,988,116

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012.

NOTE 7: DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2013 and 2012. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 6.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to Net assets per the Form 5500 which is the annual return/report for the Microsoft Corporation Savings Plus 401(k) Plan:

December 31,	2013	2012

Net assets available for benefits per the financial statements	$11,254,841,130	$8,698,654,776
Less: benefits payable	(2,212,269)	(2,548,528)

Net assets per the Form 5500	$11,252,628,861	$8,696,106,248

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,	2013	2012

Benefits paid to participants per the financial statements	$629,548,820	$482,895,341
Plus: (decrease) increase in benefits payable at year end	(336,259)	636,577

Benefits paid to participants per the Form 5500	$629,212,561	$483,531,918

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31 but had not been paid as of that date.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2013

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink	365,153,680		$365,153,680

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	17,486,776		218,317,741
BlackRock LifePath Index 2030	44,880,451		592,702,146
BlackRock LifePath Index 2040	44,687,083		616,767,055
BlackRock LifePath Index 2050	14,846,070		212,757,762
BlackRock LifePath Index Retirement	6,010,681		71,072,964

UNITIZED ACCOUNTS
Fidelity Contrafund Units *	81,320,342		1,067,829,315
Fidelity Growth Company Units *	84,483,141		1,136,108,553

EMPLOYER STOCK
Microsoft Common Stock *	22,567,173		844,237,956

MUTUAL FUNDS
Fidelity Institutional Money Market Fund *	438,521,103		438,521,103
PIMCO All Asset All Authority	313,634		3,104,983
PIMCO Inflation Response Multi-Asset Fund	1,044,168		9,648,113
Vanguard Growth Index Fund	6,103,998		292,198,374
Vanguard Institutional Index Fund Plus	5,565,961		942,205,806
Vanguard Short-Term Bond Index Fund	28,940,366		303,584,442
Vanguard Small-Cap Growth Index Fund	17,737,830		610,536,115
Vanguard Value Index Fund	16,912,484		503,653,775

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Mutual Funds
SSBK GOVT STIF FUND	30,540,900		30,540,901
Publicly-traded Common Stock
ALEXION PHARMACEUTICALS	119,024		15,837,333
AMETEK INC NEW	295,243		15,550,449

ANSYS INC	77,786	6,782,939
APPLIED MATERIALS INC	1,244,004	22,006,431
ARM HOLDINGS PLC SPON ADR	322,821	17,671,222
ATHENAHEALTH INC	128,406	17,270,607
AUTODESK INC	178,581	8,987,982
BORGWARNER INC	442,429	24,736,205
CABELAS INC	100,464	6,696,930
CABOT OIL & GAS CORP	383,768	14,874,848
CEPHEID INC	333,275	15,570,608
CERNER CORP	435,669	24,284,190
CHART INDUSTRIES INC	96,384	9,218,166
CHIPOTLE MEXICAN GRILL	28,375	15,117,633
CIGNA CORP	252,568	22,094,649
COMMVAULT SYSTEMS INC	149,443	11,190,292
CONCUR TECHNOLOGIES INC	150,245	15,502,279
CORE LABORATORIES NV	31,126	5,949,736
COVANCE INC	132,960	11,708,458
CREE INC	103,305	6,463,794
CTRIP.COM INTL LTD ADR	179,388	8,901,233
DISCOVER FIN SVCS	437,922	24,501,736
FLIR SYSTEMS INC	215,674	6,491,787
FORTUNE BRANDS HOME & SEC	415,382	18,982,957
FOSSIL GROUP INC	85,930	10,306,444
FREESCALE SEMICONDUCTOR	610,228	9,794,159
GARMIN LTD	188,044	8,721,189
GARTNER INC	94,402	6,707,262
GREEN MTN COFFEE ROASTERS	55,000	4,156,900
GROUPON INC CLASS A	395,702	4,657,413
GUIDEWIRE SOFTWARE INC	60,201	2,954,063
IHS INC CL A	249,997	29,924,641
ILLUMINA INC	155,216	17,169,994
INCYTE CORP	254,152	12,867,716
INTERCONTINENTALEXCHNGE G	49,729	11,185,047
IPG PHOTONICS CORP	165,039	12,808,677
ISIS PHARMACEUTICALS CO	423,028	16,853,436
KANSAS CITY SOUTHERN	108,437	13,451,068
LINKEDIN CORP CL A	98,125	21,276,444
LKQ CORP	472,041	15,530,149
LPL FIN HLDGS INC	135,639	6,379,102
LULULEMON ATHLETICA INC	34,011	2,007,669
MELCO CROWN ENTERTNMT ADR	178,629	7,005,829
METTLER-TOLEDO INTL INC	42,808	10,384,793
NOBLE ENERGY INC	206,700	14,078,337

OCEANEERING INTL INC	176,509	13,923,030
PALL CORP	109,158	9,316,635
PANDORA MEDIA INC	360,360	9,585,576
RALPH LAUREN CORP	80,249	14,205,678
RED HAT INC	261,722	14,666,901
REGENERON PHARMACEUTICALS	134,122	36,915,739
ROCKWELL AUTOMATION INC	143,414	16,945,798
SALESFORCE.COM INC	231,560	12,779,796
SERVICENOW INC	79,000	4,424,790
SINA CORP	75,224	6,337,622
TRACTOR SUPPLY CO.	232,247	18,017,722
TRIMBLE NAVIGATION LTD	590,629	20,494,826
TRIPADVISOR INC	80,124	6,636,671
TWITTER INC	57,834	3,681,134
UNDER ARMOUR INC CL A	118,446	10,340,336
URBAN OUTFITTERS	75,525	2,801,978
VERISK ANALYTICS INC	188,760	12,405,307
WASTE CONNECTIONS INC	233,386	10,182,631
WILLIAMS-SONOMA INC	205,538	11,978,755
WORKDAY INC CL A	85,146	7,080,741
Artisan Mid Cap Account Total		857,875,363

DFA Small Mid Value Account
Mutual Funds
SSBK STIF FUND	1,794,974	1,794,960
Publicly-traded Common Stock
1 800 FLOWERS.COM CL A	6,700	36,247
1ST UNITED BANCORP INC	10,788	82,097
AAR CORP	16,180	453,202
AARONS INC A	6,770	199,038
ABERCROMBIE & FITCH CL A	19,100	628,581
ABM INDUSTRIES INC	21,000	600,390
ACCO BRANDS CORP	5,800	38,976
ACETO CORP	10,923	273,184
ACTUATE CORP	1,500	11,565
ADVANCED ENERGY INDU INC	15,963	364,914
AEGION CORP	15,647	342,513
AEROCENTURY CORP	600	10,308
AEROFLEX HLDG CORP	3,000	19,500
AFFYMETRIX INC	94,230	807,551
AGILYSYS INC	1,319	18,360
AH BELO CORP CL A	7,747	57,870
AIR TRANSPORT SVCS GROUP	6,589	53,305

AIRCASTLE LTD	35,900	687,844
ALAMO GROUP INC	4,787	290,523
ALASKA AIR GROUP INC	22,323	1,637,839
ALBANY INTL CORP CL A	11,600	416,788
ALBANY MOLECULAR RESEARCH	8,109	81,739
ALERE INC	33,404	1,209,225
ALLEGHANY CORP DEL	1,039	415,558
ALLEGHENY TECH INC	54,200	1,931,146
ALLIANCE ONE INTL INC	7,200	21,960
ALLIANT TECHSYSTEMS INC	8,392	1,021,139
ALMOST FAMILY INC	1,900	61,427
AMCOL INTERNATIONAL CORP	12,459	423,357
AMEDISYS INC	12,521	183,182
AMERESCO INC-CL A	2,600	25,116
AMERICAN CAP LTD	185,036	2,893,963
AMERICAN EQY INVT LIFE HL	22,197	585,557
AMERICAN FINL GROUP OHIO	36,063	2,081,556
AMERICAN RAILCAR INDS INC	1,961	89,716
AMERICAN SUPERCONDUCTOR	39,000	63,960
AMERICAS CAR MART INC	9,700	409,631
AMERIS BANCORP	8,777	185,282
AMERISAFE INC	6,300	266,112
AMKOR TECHNOLOGY INC	66,172	405,634
AMTECH SYSTEMS INC	1,525	10,614
ANDERSONS INC	27,577	2,459,041
ANGIODYNAMICS INC	9,083	156,137
ANIKA THERAPEUTICS INC	4,300	164,088
APOLLO EDUCATION GRP CL A	45,511	1,243,361
APPLIED INDU TECH INC	5,445	267,295
APPROACH RESOURCES INC	5,151	99,363
ARC DOCUMENT SOLUTIONS	16,500	135,630
ARGAN INC	5,452	150,257
ARGO GROUP INTL	16,291	757,369
ARRIS GROUP INC	39,500	962,418
ARROW ELECTRONICS INC	38,268	2,076,039
ARROW FINANCIAL CORP	1,300	34,528
ASCENA RETAIL GROUP INC	3,232	68,389
ASCENT CAPITAL GROUP INC	3,904	334,026
ASHLAND INC	8,500	824,840
ASPEN INSURANCE HLDGS LTD	54,120	2,235,697
ASSOCIATED BANC CORP	67,707	1,178,102
ASSURANT INC	30,632	2,033,046
ASTEC INDUSTRIES INC	34,356	1,327,172

ASTORIA FINANCIAL CORP	39,486	546,091
ATLAS AIR WORLD	63,953	2,631,666
ATWOOD OCEANICS INC	26,259	1,401,968
AUTOLIV INC	6,555	601,749
AVIAT NETWORKS INC	27,555	62,274
AVIS BUDGET GROUP	44,047	1,780,380
AVNET INC	55,970	2,468,837
AVX CORP	18,608	259,209
AXCELIS TECHNOLOGIES INC	63,000	153,720
AXIS CAPITAL HOLDINGS LTD	42,084	2,001,936
BALTIC TRADING LTD	12,273	79,038
BANC OF CALIFORNIA INC	4,666	62,571
BANCFIRST CORP	2,900	162,574
BANCORP INC DEL	12,250	219,398
BANCORPSOUTH INC	37,040	941,557
BANK MUTUAL CORP	10,116	70,913
BANKFINANCIAL CORP	1,100	10,076
BANKRATE INC	28,717	515,183
BANNER CORP	2,500	112,050
BAR HARBOR BANKSHARES	434	17,356
BARNES GROUP INC	25,800	988,398
BASIC ENERGY SERVICES INC	17,051	269,065
BBCN BANCORP INC	30,816	511,237
BEL FUSE INC NV CL B	2,918	62,183
BELDEN INC	21,779	1,534,331
BEMIS INC	10,027	410,706
BENCHMARK ELECTRONICS INC	17,175	396,399
BERKLEY (WR) CORP	6,227	270,190
BERKSHIRE HILLS BANCORP	2,895	78,947
BGC PARTNERS INC CL A	148,300	898,698
BIG 5 SPORTING GOODS CORP	8,661	171,661
BIGLARI HLDGS INC	484	245,214
BILL BARRETT CORP	10,706	286,707
BIO RAD LABS CL A	2,793	345,243
BLUCORA INC	16,706	487,147
BOB EVANS FARMS INC	28,300	1,431,697
BOINGO WIRELESS INC	3,000	19,230
BOLT TECHNOLOGY CORP	1,999	43,998
BONANZA CREEK ENERGY INC	8,800	382,536
BOSTON PRIVATE FINL HLDG	29,521	372,555
BOULDER BRANDS INC	19,120	303,243
BRIDGEPOINT EDUCATION INC	17,738	314,140
BRISTOW GROUP INC	1,672	125,500

BROADRIDGE FINANCIAL SOL	35,940	1,420,349
BROCADE COMM SYS	162,064	1,437,508
BROOKLINE BANCORP INC	28,668	274,353
BROWN SHOE CO INC	27,400	771,036
BRYN MAWR BANK CORP	3,100	93,558
C&J ENERGY SERVICES INC	22,257	514,137
CABOT CORP	46,506	2,390,408
CACI INTL INC CL A	9,505	695,956
CAL DIVE INTL INC	555,530	1,116,615
CALIX NETWORKS INC	5,000	48,200
CALLAWAY GOLF CO	27,812	234,455
CALLON PETROLEUM CO	14,930	97,493
CAMBREX CORP	7,300	130,159
CAMDEN NATIONAL CORP	800	33,776
CAPITAL BANK FINL SER A	10,500	238,875
CAPITAL SOUTHWEST CORP	3,577	124,730
CAPITALSOURCE INC	352,048	5,058,930
CAPITOL FED FINL (2ND STE	60,409	731,553
CAREER EDUCATION CORP	24,247	138,208
CARPENTER TECHNOLOGY CORP	191	11,880
CARRIAGE SERVICES INC	100	1,953
CARRIZO OIL & GAS INC	3,452	154,546
CARROLS RESTAURANT GROUP	5,200	34,372
CASELLA WASTE SYS CL A	7,718	44,764
CASH AMERICA INTL INC	75,570	2,894,331
CATHAY GENERAL BANCORP	28,553	763,222
CATO CORP CL A	11,900	378,420
CBEYOND INC	12,400	85,560
CBIZ INC	1,700	15,504
CDI CORP	2,900	53,737
CENTER BANCORP INC	700	13,132
CENTERSTATE BANKS INC	6,625	67,244
CENTRAL EUROPEAN MED CL A	47,888	183,890
CENTRAL PACIFIC FIN CORP	13,924	279,594
CENTURY ALUMINUM COMPANY	34,476	360,619
CHECKPOINT SYSTEMS INC	16,577	261,419
CHEMICAL FINANCIAL CORP	6,337	200,693
CHEMTURA CORP NEW	38,368	1,071,235
CHICAGO RIVET & MACHINE C	300	9,945
CHILDRENS PL RETAIL STORE	9,116	519,339
CHIQUITA BRANDS INTL INC	25,200	294,840
CHURCHILL DOWNS INC	2,133	191,223
CIBER INC	2,600	10,764

CIENA CORP	40,800	976,344
CIRCOR INTERNATIONAL INC	29,470	2,380,587
CITI TRENDS INC	100,762	1,712,954
CLIFFS NATURAL RESOURCES	62,568	1,639,907
CLOUD PEAK ENERGY INC	85,400	1,537,200
CNB FINANCIAL CORP PA	2,100	39,900
COBIZ FINANCIAL INC	13,516	161,651
COCA COLA BOTTLING CO CON	1,400	102,466
COHERENT INC	233	17,333
COHU INC	8,000	84,000
COLUMBIA BANKING SYS INC	20,122	553,556
COLUMBIA SPORTSWEAR CO	5,663	445,961
COLUMBUS MCKINNON CORP NY	7,600	206,264
COMFORT SYSTEMS USA INC	14,500	281,155
COMMERCIAL METALS CO	47,300	961,609
COMMUNITY BANK SYS INC	13,404	531,871
COMMUNITY HEALTH SYS NEW	27,800	1,091,706
COMMUNITY TR BANCORP INC	999	45,115
COMTECH TELECOM NEW	8,200	258,464
CON WAY INC	19,379	769,540
CONMED CORP	58,097	2,469,123
CONSOLIDATED GRAPHICS INC	3,900	263,016
CONSOLIDATED WATER CO LTD	5,400	76,140
CONVERGYS CORP	146,730	3,088,667
CORELOGIC INC	38,901	1,382,153
CORE-MARK HOLDING CO INC	5,750	436,598
CORINTHIAN COLLEGES INC	6,900	12,282
COURIER CORP	2,300	41,607
COWEN GROUP INC A	46,002	179,868
CPI AEROSTRUCTURES INC	900	13,536
CRAFT BREW ALLIANCE INC	2,497	41,001
CROSS COUNTRY HEALTHCARE	10,500	104,790
CSG SYSTEMS INTL INC	24,310	714,714
CUBIC CORP	6,358	334,812
CULP INC	800	16,360
CUMULUS MEDIA INC CL A	2,200	17,006
CURTISS WRIGHT CORPORATIO	19,233	1,196,870
CVB FINANCIAL CORP	37,956	647,909
CYNOSURE INC CL A	4,310	114,991
DARLING INTL INC	40,545	846,580
DAWSON GEOPHYSICAL CO	3,578	121,008
DEAN FOODS CO	37,860	650,813
DESTINATION XL GROUP INC	20,171	132,523

DEVRY EDUCATION GROUP INC	24,505	869,928
DIAMOND FOODS INC	8,658	223,723
DIGI INTERNATIONAL INC	7,600	92,112
DIGITAL GENERATION INC	10,861	138,478
DIGITAL RIVER INC	32,800	606,800
DIGITALGLOBE INC	30,602	1,259,272
DIME COMMUNITY BANCSHARES	13,904	235,256
DIODES INC	19,040	448,582
DORAL FINANCIAL CORP	1,600	25,056
DOUGLAS DYNAMICS INC	6,077	102,215
DOVER MOTORSPORTS INC	4,100	10,291
DSP GROUP	11,600	112,636
DUCOMMUN INC	4,700	140,107
DYCOM INDUSTRIES INC	66,350	1,843,867
DYNAMIC MATERIALS CORP	4,981	108,287
E TRADE FINANCIAL CORP	117,297	2,303,713
EAGLE BULK SHIPPING INC	5,714	26,227
ECHELON CORP	4,600	9,890
ELECTRO RENT CORP	600	11,112
ELECTRO SCIENTIFIC INDS	184,701	1,931,972
ELECTRONICS FOR IMAGING	18,965	734,514
ELLIS (PERRY) INTL INC	6,300	99,477
EMERGENT BIOSOL	16,200	372,438
EMPLOYERS HOLDINGS INC	11,074	350,492
EMULEX CORP	71,680	513,229
ENCORE CAP GROUP INC	19,250	967,505
ENCORE WIRE CORPORATION	5,828	315,878
ENDEAVOR INTL CORP	18,326	96,212
ENDURANCE SPECIALTY HLDGS	31,500	1,848,105
ENERGEN CORP	14,900	1,054,175
ENERGIZER HOLDINGS INC	4,497	486,755
ENERGY XXI (USA)	16,548	447,789
ENERSYS INC	17,800	1,247,602
ENGILITY HOLDINGS INC	4,579	152,939
ENPRO INDUSTRIES INC	8,332	480,340
ENSIGN GROUP INC	12,300	544,521
ENSTAR GROUP LTD	10,000	1,389,100
ENTEGRIS INC	53,610	621,876
ENTERCOM COMM CORP CL A	3,400	35,734
ENTERPRISE FINL SVCS CORP	5,995	122,418
ENTROPIC COMM INC	266,400	1,254,744
EPL OIL & GAS INC	17,900	510,150
EPLUS INC	3,350	190,414

ESB FINANCIAL CORP	1,225	17,395
ESCALADE	1,300	15,301
ESPEY MFG.&ELECTRIC	749	24,447
ESSA BANCORP INC	3,403	39,339
ESTERLINE TECH CORP	12,633	1,288,061
EVEREST REINSURANCE GROUP	900	140,283
EXACTECH INC	1,440	34,214
EXELIS INC	75,747	1,443,738
EXTERRAN HLDGS INC	26,882	919,364
EXTREME NETWORKS INC	67,015	469,105
EZCORP INC CL A NON VTG	103,000	1,204,070
FAB UNVL CORP	7,136	21,908
FARO TECHNOLOGIES INC	2,981	173,792
FBL FIN GROUP INC CL A	2,800	125,412
FEDERAL AGRI MTG NON VTG	2,300	78,775
FEDERAL MOGUL CORP CL A	28,153	554,051
FELCOR LODGING TR REIT	900	7,344
FIDELITY SOUTHERN CORP	2,813	46,724
FINISAR CORP	7,115	170,191
FINISH LINE INC CL A	10,151	285,954
FIRST BANCORP NC	2,400	39,888
FIRST BUSEY CORP	16,863	97,805
FIRST CITIZEN BANCSHARES	71	15,807
FIRST COMMONWEALTH FINL	36,151	318,852
FIRST COMMUNITY BANCSHARE	1,008	16,834
FIRST DEFIANCE FINL CORP	400	10,388
FIRST FIN NORTWEST INC	3,499	36,285
FIRST FINANCIAL BANCORP	30,850	537,716
FIRST FINANCIAL INDIANA	900	32,904
FIRST HORIZON NATIONAL	89,018	1,037,060
FIRST INTST BANCSYST CL A	6,120	173,624
FIRST MERCHANTS CORP	11,209	255,117
FIRST MIDWEST BANCORP DEL	30,670	537,645
FIRST NIAGARA FINL GROUP	116,144	1,233,449
FIRST SOURCE CORP	1,300	41,522
FLAGSTAR BANCORP INC	17,102	335,541
FLUSHING FINANCIAL CORP	8,100	167,670
FNB CORP PA	59,315	748,555
FORBES ENERGY SVCS LTD(US	2,000	6,540
FORESTAR GROUP INC	39,723	844,908
FORMFACTOR INC	28,100	169,162
FOSTER L B CO CL A	3,870	183,012
FRANKLIN FIN CORP/VA	700	13,846

FREDS INC CL A	17,200	318,544
FREIGHTCAR AMERICA INC	4,386	116,755
FRESH DEL MONTE PRODUCE	26,760	757,308
FRONTIER COMM CORP	246,100	1,144,365
FTD COS INC	11,820	385,096
FTI CONSULTING INC	382	15,715
FUEL SYS SOLUTIONS INC	117,608	1,631,223
FULTON FINANCIAL CORP	77,294	1,011,006
FURMANITE CORP	7,800	82,836
FUTUREFUEL CORP	13,049	206,174
G & K SERVICES INC CL A	6,225	387,382
GAIN CAPITAL HOLDINGS INC	14,500	108,895
GANNETT INC	89,159	2,637,323
GATX CORP	1,026	53,526
GENCO SHIPPING & TRADING	15,251	38,128
GENERAL COMM CL A	1,100	12,265
GENESCO INC	9,330	681,650
GENWORTH FINANCIAL INC A	192,113	2,983,515
GERMAN AMERICAN BANCORP	2,000	57,000
GERON CORP	32,400	153,576
GFI GROUP INC	210,946	824,799
GIBRALTAR INDUSTRIES INC	8,300	154,297
G-III APPAREL GROUP LTD	8,190	604,340
GLACIER BANCORP INC	44,500	1,325,655
GLATFELTER	16,763	463,329
GLOBAL CASH ACCESS HLDGS	11,620	116,084
GLOBAL GEOPHYSICAL SVS	9,301	14,975
GLOBAL INDEMNITY PLC	400	10,120
GLOBAL POWER EQUIPMENT GR	5,600	109,592
GORDMANS STORES INC	6,738	51,680
GRAFTECH INTL LTD	192,549	2,162,325
GRAHAM HOLDINGS CO	1,527	1,012,890
GRANITE CONSTRUCTION INC	60,575	2,118,914
GRAPHIC PACKAGING HLDGS C	7,993	76,733
GRAY TELEVISION INC	20,326	302,451
GREAT LAKES DREDGE & DOCK	13,711	126,141
GREAT SOUTHERN BANCORP	3,400	103,394
GREATBATCH INC	9,363	414,219
GREEN DOT CORP CLASS-A	46,300	1,164,445
GREEN PLAINS RNWABLE ENRG	10,900	211,351
GREENBRIER COMPANIES INC	10,591	347,808
GREENLIGHT CAPITAL RE A	5,600	188,776
GREIF INC CL A	6,652	348,565

GRIFFON CORP	8,844	116,829
GROUP 1 AUTOMOTIVE INC	9,972	708,211
GUESS INC	41,500	1,289,405
GULF ISLAND FABRICATION	4,217	97,919
GULFMARK OFFSHORE CLASS A	11,094	522,860
HACKETT GROUP INC	12,100	75,141
HANCOCK HOLDING CO	26,241	962,520
HANMI FIN CORPORATION	9,800	214,522
HANOVER INSURANCE GROUP	17,900	1,068,809
HARDINGE INC	4,000	57,880
HARMAN INTL IND INC NEW	51,550	4,219,368
HARMONIC INC	52,200	385,236
HARTE-HANKS INC	21,565	168,638
HARVARD APPARATUS REGENER	2,750	13,063
HARVARD BIOSCIENCES INC	11,000	51,700
HARVEST NATURAL RESOURCES	14,556	65,793
HAVERTY FURNITURE COS INC	9,000	281,700
HAWAIIAN HLDGS INC	20,285	195,345
HAWAIIAN TELCOM HOLDCO	4,008	117,715
HAYNES INTL INC	2,900	160,196
HCC INSURANCE HLDGS INC	40,901	1,887,172
HEALTHWAYS INC	13,384	205,444
HEARTLAND FIN USA INC	5,200	149,708
HECLA MINING CO	15,978	49,212
HEIDRICK & STRUGGLES INTL	7,045	141,886
HELEN OF TROY LTD	8,700	430,737
HELIX ENERGY SOL GRP INC	13,091	303,449
HERBALIFE LTD	26,100	2,054,070
HERITAGE FIN CORP WASH	6,360	108,820
HHGREGG INC	12,045	168,269
HICKORY TECH CO	3,600	46,188
HOMESTREET INC	4,255	85,100
HORACE MANN EDUCATORS	16,151	509,403
HORNBECK OFFSHORE SVCS	6,800	334,764
HORSEHEAD HOLDING CORP	17,036	276,154
HOUSTON WIRE & CABLE CO	2,500	33,450
HUTCHINSON TECHNOLOGY INC	7,130	22,816
IBERIABANK CORP	23,700	1,489,545
ICF INTERNATIONAL INC	7,691	266,955
ICU MEDICAL INC	2,662	169,596
II-VI INC.	25,479	448,430
IMATION CORP	5,202	24,345
IMPAX LABORATORIES INC	28,147	707,616

IMPERIAL HOLDINGS INC	7,700	50,358
INDEPENDENT BANK MASS	3,441	134,853
INFINITY PPTY & CASUALTY	2,158	154,837
INGLES MARKETS INC-CL A	5,171	140,134
INGRAM MICRO INC CL A	54,857	1,286,945
INGREDION INC	603	41,281
INSTEEL INDUSTRIES INC	7,206	163,792
INTEGRA LIFESCIENCES HLDS	9,479	452,243
INTEGRATED DEVICE TECH	49,600	505,424
INTEGRATED SILICON SOLUTN	9,600	116,064
INTELIQUENT INC	44,100	503,622
INTELSAT SA	86,847	1,957,531
INTER PARFUMS INC	3,800	136,078
INTERACTIVE BROKERS GROUP	20,216	492,057
INTERNATIONAL BANCSHARES	26,657	703,478
INTERNATIONAL GAME TECH	40,948	743,616
INTERNATIONAL RECTIFIER	28,922	753,997
INTERNATIONAL SHIPHOLDING	2,200	64,900
INTERNATIONAL SPEEDW A (1	8,700	308,763
INTERSIL CORPORATION CL A	58,200	667,554
INTEVAC INC	7,720	57,360
INTL FCSTONE INC	6,402	118,693
INTRALINKS HLDGS INC	15,532	188,093
INVACARE CORP	11,924	276,756
INVESTMENT TECH GROUP INC	33,200	682,592
IRIDIUM COMM INC	28,717	179,768
ISLE CAPRI CASINOS INC	11,400	102,600
ITRON INC	1,781	73,787
IXYS CORP DEL	1,900	24,643
J2 GLOBAL INC	63,547	3,177,985
JABIL CIRCUIT INC	82,807	1,444,154
JAMES RIVER COAL CO	1,500	2,025
JETBLUE AIRWAYS CORP	29,462	251,900
JOS A BANKS CLOTHIERS INC	863	47,232
JOY GLOBAL INC	2,165	126,631
KADANT INC	3,704	150,086
KAMAN CORP	43,837	1,741,644
KAPSTONE PAPER & PCKGING	6,374	356,052
KAR AUCTION SERVICES INC	97,522	2,881,775
KELLY SERVICES INC CL A	16,564	413,106
KEMPER CORP	15,306	625,709
KEY ENERGY SERVICES INC	190,253	1,502,999
KIMBALL INTL INC CL B	11,193	168,231

KINDRED HEALTHCARE INC	21,972	433,727
KIRKLANDS INC	7,600	179,892
KMG CHEMICALS INC	600	10,134
KNIGHT TRANSPORTATION INC	32,696	599,645
KNIGHTSBRIDGE TANKERS LTD	9,503	87,333
KORN/FERRY INTL	19,900	519,788
KRATOS DEFENSE & SEC SOLT	22,181	170,350
KULICKE & SOFFA INDU INC	129,595	1,723,614
KVH INDUSTRIES INC	800	10,424
LA Z BOY INC	21,424	664,144
LAKELAND BANCORP INC	2,500	30,925
LAKELAND FINANCIAL CORP	4,603	179,517
LAYNE CHRISTENSEN CO	63,551	1,085,451
LEAPFROG ENTERPRISES CL A	24,891	197,635
LEAR CORP NEW	32,919	2,665,451
LEGG MASON INC	50,411	2,191,870
LEIDOS HOLDINGS INC	18,890	878,196
LEXMARK INTL INC CL A	36,700	1,303,584
LHC GROUP INC	6,635	159,505
LIBERTY VENTURES SER A	8,275	1,014,432
LIFE TIME FITNESS INC	17,274	811,878
LIFETIME BRANDS INC	4,300	67,639
LORAL SPACE & COMMUNIC	48,742	3,947,127
LSB INDUSTRIES INC	8,252	338,497
LSI INDUSTRIES INC	1,746	15,138
M D C HOLDINGS INC	2,323	74,894
MAGELLAN HLTH SVCS INC	10,969	657,153
MAGNACHIP SEMICONDUCTOR	13,815	269,393
MAIDEN HLDGS LTD	32,080	350,634
MAINSOURCE FINACIAL GROUP	1,003	18,084
MANNING & NAPIER INC CL A	7,200	127,080
MANPOWERGROUP INC	19,100	1,639,926
MANTECH INTL CORP CL A	9,475	283,587
MARCUS CORP	1,500	20,160
MARLIN BUSINESS SVCS CORP	900	22,680
MARRIOTT VACATIONS WORLD	14,800	780,848
MARTEN TRANSPORT LTD	13,300	268,527
MARVELL TECH GROUP LTD	200,976	2,890,035
MASTEC INC	71,100	2,326,392
MATERION CORP	47,200	1,456,120
MATRIX SERVICE CO	10,669	261,070
MATSON INC	17,285	451,311
MATTHEWS INTL CORP CL A	7,069	301,210

MAXWELL TECHNOLOGIES INC	11,331	88,042
MB FINANCIAL INC	22,397	718,720
MBIA INC	38,307	457,386
MCDERMOTT INTL INC	105,624	967,516
MCEWEN MINING INC	43,625	85,505
MCG CAPITAL CORP	15,000	66,000
MCGRATH RENTCORP	8,138	323,892
MEADWESTVACO CORP	25,438	939,425
MEDALLION FINANCIAL	4,717	67,689
MEDASSETS INC	1,267	25,125
MEDICAL ACTION IND INC	1,700	14,552
MEDICINES CO	1,999	77,201
MENS WEARHOUSE INC	24,092	1,230,619
MENTOR GRAPHICS CORP	38,859	935,336
MERCANTILE BANK CORP	700	15,106
MERCHANTS BANCSHARES INC	656	21,976
MERCURY SYSTEMS INC	138,042	1,511,560
MEREDITH CORP.	9,162	474,592
MERIT MEDICAL SYSTEMS INC	16,512	259,899
MERITOR INC	27,221	283,915
METHANEX CORP (USD)	37,800	2,239,272
MICROSEMI CORP	37,450	934,378
MILLER ENERGY RESOURCES	16,994	119,638
MILLER INDU INC TENN	3,900	72,657
MINERALS TECHNOLOGIES INC	3,428	205,920
MITCHAM INDUSTRIES INC	900	15,939
MKS INSTRUMENTS INC	2,761	82,664
MOBILE MINI INC	6,200	255,316
MODINE MANUFACTURING CO	18,994	243,503
MOLINA HEALTHCARE INC	18,666	648,644
MOLYCORP INC	33,082	185,921
MONARCH CASINO & RESORT	5,503	110,500
MOOG INC CL A	26,112	1,774,049
MRC GLOBAL INC	52,198	1,683,907
MUELLER INDUSTRIES INC	8,678	546,801
MULTI COLOR CO.	4,330	163,414
MYERS INDUSTRIES	13,087	276,397
MYR GROUP INC/DELAWARE	57,916	1,452,533
NABORS INDUSTRIES LTD	145,078	2,464,875
NACCO INDUSTRIES INC CL A	500	31,095
NATIONAL HEALTHCARE CORP	2,200	118,602
NATIONAL PENN BANCSHARES	753	8,531
NATIONAL WESTERN LIF CL A	200	44,710

NATURAL GAS SVCS GROUP	2,300	63,411
NATUS MEDICAL INC	11,610	261,225
NAVIGANT CONSULTING INC	13,746	263,923
NAVIGATORS GROUP INC	2,400	151,584
NBT BANCORP INC	2,956	76,560
NEENAH PAPER INC	4,800	205,296
NELNET INC CL A	52,200	2,199,708
NEOPHOTONICS CO	6,700	47,302
NETGEAR INC	55,656	1,833,309
NEWFIELD EXPLORATION CO	55,442	1,365,536
NEWPARK RESOURCES INC	118,300	1,453,907
NEWPORT CORP	3,200	57,824
NN INC	6,420	129,620
NORTHERN OIL AND GAS INC	6,651	100,231
NORTHFIELD BANCORP NEW	22,998	303,574
NORTHWEST BANCSHARES INC	36,612	541,125
NORTHWEST PIPE CO	1,600	60,416
NOVATEL WIRELESS INC	13,943	33,045
NUTRACEUTICAL INTL CORP	3,300	88,374
NUVASIVE INC	17,376	561,766
OASIS PETROLEUM INC	38,904	1,827,321
OCEANFIRST FINANCIAL CORP	1,320	22,612
OCLARO INC	31,707	78,950
OFG BANCORP	17,758	307,924
OIL STATES INTL INC	22,535	2,292,260
OLD NATIONAL BANCORP (IND	40,753	626,374
OLD REPUBLIC INTL CORP	54,409	939,643
OLIN CORP	33,550	967,918
OLYMPIC STEEL INC	4,100	118,818
OM GROUP INC	79,304	2,887,459
OMEGA PROTEIN CORP	8,800	108,152
OMNICARE INC	42,276	2,551,779
OMNICELL INC	14,235	363,420
OMNIVISION TECH INC	128,900	2,217,080
OMNOVA SOLUTIONS INC	6,700	61,037
ONE LIBERTY PROPERTIES	418	8,414
ONEBEACON INSURANCE GROUP	3,100	49,042
OPLINK COMMUNICATIONS INC	5,181	96,367
ORBITAL SCIENCES CORP	45,040	1,049,432
ORCHIDS PAPER PRODUCTS CO	335	11,001
ORION ENERGY SYSTEMS INC	3,100	21,080
ORION MARINE GROUP INC	7,800	93,834
ORITANI FINL CORP NEW	12,579	201,893

ORMAT TECHNOLOGIES INC	10,753	292,589
OSHKOSH CORP	29,075	1,464,799
OWENS AND MINOR INC	25,627	936,923
PACER INTERNATIONAL INC	12,500	103,250
PACIFIC BIOSCIENES OF CAL	23,300	121,859
PACIFIC CONTINENTAL CORP	800	12,752
PACIFIC DRILLING SA (US)	2,642	30,277
PACIFIC MERCANTILE BANCOR	1,600	9,952
PACIFIC PREMIER BANCORP	716	11,270
PACWEST BANCORP	18,098	764,098
PANHANDLE OIL & GAS CL A	1,100	36,751
PANTRY INC	15,700	263,446
PARK ELECTROCHEMICAL CORP	2,900	83,288
PARK NATIONAL CORP	2,772	235,814
PARK STERLING CORP	7,362	52,565
PARKER DRILLING CO	48,983	398,232
PARTNERRE LTD	21,049	2,219,196
PATRIOT TRANSPORTATION HL	760	31,548
PATTERSON-UTI ENERGY INC	101,753	2,576,386
PC CONNECTION INC	5,800	144,130
PDC ENERGY INC	4,792	255,030
PENFORD CORP	1,300	16,705
PENN VIRGINIA CORP.	25,400	239,522
PENSKE AUTOMOTIVE GROUP	6,726	317,198
PEOPLES BANCORP INC	1,100	24,761
PEOPLES UNITED FIN INC	119,608	1,808,473
PERCEPTRON INC	3,029	42,012
PERICOM SEMICONDUCTOR	7,421	65,750
PHARMERICA CORP	17,800	382,700
PHI INC NON VTG	800	34,720
PHOTOMEDEX INC	7,170	92,852
PHOTRONIC INC	188,303	1,700,376
PIKE CORP	16,700	176,519
PINNACLE FINL PARTNERS	5,508	179,175
PIONEER ENERGY SVCS CORP	44,100	353,241
PIPER JAFFRAY COS	38,855	1,536,715
PLATINUM UNDERWRITERS HLD	12,800	784,384
PLEXUS CORP	13,743	594,934
PMC-SIERRA INC	61,400	394,802
PMFG INC	7,385	66,834
POLYCOM INC	175,255	1,968,114
POWELL INDUSTRIES INC	1,455	97,470
PRESTIGE BRANDS HLDGS INC	20,909	748,542

PRIMERICA INC	18,130	777,958
PRIVATEBANCORP INC	30,940	895,094
PROASSURANCE CORPORATION	20,300	984,144
PROTECTIVE LIFE CORP	15,407	780,519
PROVIDENT FIN HLDGS INC	1,200	18,000
PROVIDENT FIN SVCS INC	14,200	274,344
PTGI HOLDING INC	4,800	13,680
QEP RESOURCES INC	6,677	204,650
QLOGIC CORP	35,800	423,514
QUAD/GRAPHICS INC CL A	13,354	363,629
QUANEX BUILDING PRODUCTS	14,421	287,266
QUANTA SVCS INC	56,294	1,776,639
QUANTUM CORP	3,300	3,960
QUINSTREET INC	16,796	145,957
RADIOSHACK CORP	38,195	99,307
RADISYS CORP	1,500	3,435
RED ROBIN GOURMET BURGERS	2,600	191,204
REGAL-BELOIT CORP	9,200	678,224
REINSURANCE GROUP OF AMER	27,195	2,105,165
RELIANCE STEEL & ALUMINUM	31,460	2,385,926
RENASANT CORP	4,599	144,685
RENEWABLE ENERGY GROUP	13,034	149,370
RENT A CTR INC	20,773	692,572
REPUBLIC AIRWAYS HLDGS	7,800	83,382
REPUBLIC BANCORP KY CL A	5,500	134,970
RESOURCES CONNECTION INC	16,295	233,507
REX AMERICAN RESOURCES	4,000	178,840
RICK’S CABARET INTL INC	2,759	31,949
ROADRUNNER TRANSPORTATION	15,060	405,867
ROCKVILLE FINANCIAL INC	10,250	145,653
ROCKY BRANDS INC	600	8,742
ROFIN SINAR TECH INC	2,900	78,358
ROGERS CORP	6,947	427,241
ROUNDYS INC	13,900	137,054
ROWAN COMPANIES PLC	95,192	3,365,989
RPX CORP	21,311	360,156
RTI INTL METALS INC	41,270	1,411,847
RTI SURGICAL INC	15,200	53,808
RUBICON TECHNOLOGY INC	8,107	80,665
RUBY TUESDAY INC	134,501	932,092
RUSH ENTERPRISES INC CL A	4,322	128,147
RYDER SYSTEM INC	19,200	1,416,576
RYLAND GROUP INC	10,027	435,272

S & T BANCORP	5,189	131,334
SAFETY INSURANCE GROUP	5,031	283,245
SANCHEZ ENERGY CORP	18,636	456,768
SANDERSON FARMS INC	9,403	680,119
SANDRIDGE ENERGY INC	112,127	680,611
SANDY SPRING BANCORP INC	9,445	266,255
SANFILIPPO (JOHN B) & SON	500	12,340
SANMINA CORP	33,971	567,316
SCANSOURCE INC	7,168	304,138
SCHAWK INC CL A	3,100	46,097
SCHNITZER STEEL INDS CL A	10,682	348,981
SCHOLASTIC CORP	3,400	115,634
SCICLONE PHARMACEUTICALS	15,209	76,653
SCORPIO TANKERS INC	47,405	558,905
SCRIPPS (EW) CO CL A	18,451	400,756
SEABOARD CORP	24	67,079
SEACHANGE INTL INC	16,164	196,554
SEACOAST BANKING FLORIDA	3,260	39,772
SEACOR HOLDINGS INC	7,871	717,835
SELECT MEDICAL HLDGS CORP	40,079	465,317
SELECTIVE INSURANCE GROUP	22,770	616,156
SEMGROUP CORP-CLASS A	3,773	246,113
SENSIENT TECH CORP	7,302	354,293
SHENANDOAH TELECOM CO	9,342	239,809
SHILOH INDUSTRIES	6,300	122,850
SHIP FINANCE INTL (NY)	4,813	78,837
SHOE CARNIVAL	5,200	150,852
SHORETEL INC	33,400	309,952
SHULMAN A INC	10,088	355,703
SHUTTERFLY INC	5,702	290,403
SIERRA BANCORP	700	11,263
SIGMA DESIGNS INC	11,800	55,696
SIGNET JEWELERS LTD (US)	25,719	2,024,085
SILGAN HOLDINGS INC	1,600	76,832
SILICON IMAGE INC	27,410	168,572
SIMMONS 1ST NATL CL A	4,900	182,035
SIMPSON MANUFACTURING CO	19,145	703,196
SKECHERS USA INC CL A	19,200	636,096
SKULLCANDY INC	21,900	157,899
SKYWEST INC	36,100	535,363
SKYWORKS SOLUTIONS INC	39,006	1,114,011
SM ENERGY CO	3,400	282,574
SMITH MICRO SOFTWARE INC	1,900	2,812

SNYDERS LANCE INC	14,048	403,459
SOLTA MED INC	14,400	42,480
SONIC AUTOMOTIVE INC CL A	15,862	388,302
SONIC CORP	7,700	155,463
SONUS NETWORKS INC	92,700	292,005
SOUTHSIDE BANCSHARES INC	2,000	54,680
SOUTHWEST BANCORP OKLA	7,062	112,427
SPANSION INC CL A	26,870	373,224
SPARTAN MOTORS INC	8,200	54,940
SPARTAN STORES INC	7,602	184,577
SPECTRUM PHARMACEUTICAL	25,567	226,268
SPIRIT AIRLINES INC	27,650	1,255,587
STANCORP FINL GROUP INC	17,932	1,187,995
STATE AUTO FINANCIAL CORP	500	10,620
STATE BANK FINANCIAL CORP	64,502	1,173,291
STEEL DYNAMICS INC	110,400	2,157,216
STEIN MART INC	4,600	61,870
STEINER LEISURE LTD	1,495	73,539
STELLUS CAP INVT CORP	2,600	38,870
STERLING BANCORP/DE	24,208	323,661
STEWART INFORMATION SVCS	8,323	268,583
STIFEL FINANCIAL CORP	26,368	1,263,555
STILLWATER MINING CO	55,272	682,056
STONE ENERGY CORP	20,434	706,812
STONERIDGE INC	11,395	145,286
STR HOLDINGS INC	4,700	7,379
SUN BANCORP INC NJ	3,998	14,073
SUNCOKE ENERGY INC	28,300	645,523
SUPER MICRO COMPUTER INC	16,015	274,817
SUPERIOR ENERGY SVCS INC	65,195	1,734,839
SUPERIOR INDUSTRIES INTL	2,200	45,386
SUSQUEHANNA BANCSHARES PA	75,882	974,325
SUSSER HOLDINGS CORP	8,314	544,484
SVB FINL GROUP	14,530	1,523,616
SY BANCORP INC	3,100	98,952
SYKES ENTERPRISES INC	17,748	387,084
SYMETRA FINANCIAL CORP	48,130	912,545
SYNNEX CORP	15,344	1,034,186
TAL INTL GROUP INC	12,628	724,216
TARGACEPT INC	15,300	63,495
TCF FINANCIAL CORPORATION	14,678	238,518
TECH DATA CORP	15,429	796,136
TEEKAY CORP	12,694	609,439

TELECOMMUNICATION SYST A	18,455	42,816
TELEDYNE TECHNOLOGIES INC	11,889	1,092,124
TELENAV INC	15,600	102,804
TELEPHONE & DATA SYS INC	38,716	998,098
TERRITORIAL BANCORP INC	2,566	59,531
TESCO CORP	15,193	300,518
TETRA TECHNOLOGIES INC	83,663	1,034,075
TEXAS CAPITAL BANCSHARES	1,157	71,965
TEXTAINER GROUP HLDGS LTD	6,489	260,988
TIDEWATER INC	15,810	937,059
TILLY’S INC	600	6,870
TIMKEN CO	14,295	787,226
TITAN INTERNATIONAL INC	96,112	1,728,094
TITAN MACHINERY INC	50,900	907,038
TOWN SPORTS INTL HLDGS	900	13,284
TOWNE BANK	1,400	21,546
TRC COMPANIES INC	1,500	10,710
TREEHOUSE FOODS INC	11,938	822,767
TRIANGLE CAPITAL CORP	1,353	37,410
TRICO BANCSHARES	4,500	127,665
TRINITY INDUSTRIES INC	25,955	1,415,067
TRIPLE-S MANAGEMENT CL B	11,300	219,672
TRIQUINT SEMICONDUCTOR	63,771	531,850
TRIUMPH GROUP INC	23,650	1,799,056
TRUSTCO BANK CORP NY	29,367	210,855
TRUSTMARK CORP	27,416	735,845
TRW AUTOMOTIVE HLDGS CORP	8,050	598,840
TTM TECHNOLOGIES INC	28,756	246,726
TUTOR PERINI CORP	19,248	506,222
TWIN DISC INC	4,160	107,702
UGI CORP NEW	17,808	738,320
ULTRA CLEAN HOLDINGS INC	3,000	30,090
ULTRAPETROL BAHAMAS LTD	17,106	63,976
UMPQUA HOLDINGS CORP	45,724	875,157
UNIFIRST CORP	1,230	131,610
UNION FIRST MARKET BANKSH	8,482	210,438
UNIT CORP	46,689	2,410,086
UNITED BANKSHARES INC. W	18,738	589,310
UNITED FINL BANCORP INC	2,900	54,781
UNITED FIRE GROUP INC	5,200	149,032
UNITED ONLINE INC	8,442	116,162
UNITED RENTALS INC	36,297	2,829,351
UNITED STATES CELLULAR	5,504	230,177

UNITED STATES STEEL CORP	59,108	1,743,686
UNITED STATIONERS INC	7,266	333,437
UNIVERSAL ELECTRONICS INC	3,912	149,086
UNIVERSAL FOREST PRODUCTS	16,650	868,131
UNIVERSAL INSURANCE HLDGS	12,783	185,098
UNIVERSAL TECH INST INC	5,805	80,748
UNIVEST CORP PA	6,587	136,219
URS CORP NEW	30,439	1,612,963
US SILICA HOLDINGS INC	60,600	2,067,066
UTI WORLDWIDE INC	40,759	715,728
VAIL RESORTS INC	5,264	396,011
VALASSIS COMM INC	14,698	503,407
VALIDUS HOLDING	9,785	394,238
VALLEY NATL BANCORP	81,496	824,740
VALUECLICK INC	42,296	988,458
VCA ANTECH INC	36,210	1,135,546
VERIFONE SYSTEMS INC	42,504	1,139,957
VERSAR	3,100	14,973
VIAD CORP	6,800	188,904
VIASYSTEMS GROUP INC NEW	800	10,944
VIEWPOINT FINANCIAL GROUP	40,620	1,115,019
VILLAGE SUPER MKT CL CL A	400	12,404
VISHAY INTERTECHNOLOGY	157,842	2,092,985
VISHAY PRECISION GROUP	1,604	23,884
VISTEON CORP	19,367	1,585,964
VONAGE HOLDINGS CORP	10,190	33,933
VOXX INTERNATIONAL CORP	8,500	141,950
VSE CORP	1,600	76,816
W&T OFFSHORE INC	30,758	492,128
WASHINGTON BKG CO OAK HBR	5,510	97,692
WASHINGTON FEDERAL INC	44,291	1,031,537
WASHINGTON TR BANCORP INC	4,140	154,091
WATERSTONE FINANCIAL INC	3,197	35,487
WATTS WATER TECH INC CL A	11,709	724,436
WAYSIDE TECH GROUP INC	800	10,808
WEBMD HEALTH CORPORATION	1,500	59,250
WEBSTER FINANCIAL	35,126	1,095,229
WEIS MARKETS INC	1,400	73,584
WENDYS CO	160,508	1,399,630
WESBANCO INC	9,789	313,248
WESCO AIRCRAFT HLDGS INC	38,482	843,525
WEST BANCORPORATION INC	1,884	29,805
WEST MARINE INC	90,440	1,286,961

WESTELL TECH INC CL A	3,100	12,555
WILEY (JOHN) & SONS CL A	9,464	522,413
WILLBROS GROUP INC	19,631	184,924
WILLIAMS CLAYTON ENERGY	3,668	300,593
WILSHIRE BANCORP INC	30,532	333,715
WINDSTREAM HOLDINGS INC	237,527	1,895,465
WINTHROP REALTY TRUST NEW	1,196	13,216
WINTRUST FINANCIAL CORP	15,831	730,126
WPX ENERGY INC	81,961	1,670,365
WSFS FINANCIAL CORP	3,300	255,849
XO GROUP INC	4,200	62,412
ZEP INC	3,260	59,202
ZIONS BANCORP	71,798	2,151,068
ZYGO CORPORATION	700	10,346
DFA Small Mid Value Account		441,369,231

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INST	1,400,633	10,742,857
PAPS SR FLOATNG RATE PORT	88,054	904,310
PIMCO ASSET BACK SECS POR	1,029,944	12,338,728
PIMCO EMMERG MKTS FD INST	1,627,088	16,173,253
PIMCO INTL PORT FUND(UNLI	9,375,141	42,656,891
PIMCO INV GRD PORT(UNLST)	7,400,222	77,628,327
PIMCO MTG PORT INSTL CL(U	13,451,128	141,229,545
PIMCO MUNI SECTR PORT INS	675,892	5,285,473
PIMCO REAL RETRN BD FD IN	7,583,308	67,036,445
PIMCO SHORT TERM PORT INS	1,158,443	11,039,962
PIMCO SHORT TM FLT NAV PO	4,399,401	44,045,295
PIMCO US GOVT SECTOR PORT	9,183,746	79,990,425
SSBK GOVT STIF FUND	129,493	129,498
PIMCO Total Return Account Total		509,201,009

Russell International Growth Account
Forward Currency Contracts
CURRENCY CONTRACT – CAD	243	(1)
CURRENCY CONTRACT – USD	(4,779,366)	(8,941)

Futures
CAC40 10 EURO FUT JAN14 C	36	9,905
FTSE 100 IDX FUT MAR14 Z	51	3,378
HANG SENG INDEX FUT JAN14	6	3,056
IBEX 35 INDX FUT JAN14 IB	5	(172)
S&P/TSX 60 IX FUT MAR14 P	18	4,745

SPI 200 FUT MAR14 XPH4	17	(3,036)
TOPIX FUT MAR14 TPH4	48	61,533
Mutual Funds
SSBK GOVT STIF FUND	36,507,708	36,507,708
Publicly-traded Common Stock
ABB LTD (REG) (SWIT)	81,463	2,144,220
ABERDEEN ASSET MGMT PLC	191,957	1,617,395
ADIDAS AG	26,191	3,337,908
ADIDAS AG	12,497	1,592,678
AFREN PLC	207,562	581,561
AFRICAN MINERALS LTD (UK)	150,944	495,537
AGILE PROPERTY HLDGS LTD	2,182,000	2,338,370
AIA GROUP LTD	492,400	2,470,160
AIA GROUP LTD	155,600	780,579
AIA GROUP LTD	302,188	1,515,948
AIA GROUP LTD	460,060	2,307,924
AIR FRANCE KLM (REGD)	153,288	1,599,723
AIRASIA BHD	2,051,715	1,376,780
AIRBUS GROUP NV	10,182	781,752
AIXTRON SE	108,378	1,567,740
ALMACENES EXITO SA	56,304	875,192
ALSEA SAB DE CV	75,200	234,933
ALUMINA LTD	1,273,690	1,268,065
AMADEUS IT HLDGS SA CL A	243,878	10,435,820
AMVIG HOLDINGS LIMITED	3,832,860	1,823,924
ANGLO AMER PLC (SOAF)	20,990	458,218
ARCELIK AS	38,227	216,128
ARM HOLDINGS PLC	102,639	1,867,916
ARM HOLDINGS PLC	71,660	1,304,132
ARM HOLDINGS PLC	171,279	3,117,088
ASHTEAD GROUP PLC	143,190	1,802,078
ASHTEAD GROUP PLC	174,786	2,199,720
ASML HLDG NV (NY REG SHS)	22,430	2,101,691
ASML HOLDING NV (EURO)	5,394	504,893
ASPEN PHARMACARE HLDGS PL	26,037	666,984
ASSOCIATED BRITISH FOODS	26,755	1,092,823
ASTRO MALAYSIA HLDGS BHD	947,799	872,954
AURELIUS AG	27,323	1,108,853
AVIANCA HLDGS SA SNPR ADR	14,050	216,932
AXA SA	62,153	1,728,033
AXA SA	123,260	3,426,985
AXIATA GROUP BERHAD	181,100	381,147
AYALA LAND INC	3,327,550	1,854,884

BAIDU INC SPON ADR	2,090	371,769
BAIDU INC SPON ADR	9,000	1,600,920
BANK OF NOVA SCOTIA(USD)	32,520	2,034,126
BANK RAKYAT INDONESIA TBK	558,000	332,416
BARRATT DEVELOPMENTS PLC	208,844	1,206,965
BAYER AG	12,789	1,793,691
BAYER AG	108,106	15,162,149
BEIERSDORF AG	63,601	6,443,198
BEIJING ENTERPRISES HLDGS	98,500	976,832
BG GROUP PLC	223,296	4,797,727
BG GROUP PLC	70,969	1,524,836
BHP BILLITON LTD	80,323	2,724,658
BOLSA MEXICANA DE VALORES	374,100	857,566
BOOKER GROUP PLC	184,492	496,453
BRENNTAG AG	11,671	2,163,518
BRIDGESTONE CORP	93,115	3,542,986
BS FINANCIAL GROUP INC	39,470	610,524
BURBERRY GROUP PLC	98,302	2,482,118
BW LPG LTD	0	0
CAE INC	111,820	1,422,159
CAESAR STONE SDOT YAM LTD	9,816	487,561
CALBEE INC	39,121	949,142
CAMECO INC	112,265	2,342,319
CANAD NATL RAIL CO (USD)	127,240	7,255,225
CANADIAN PAC RAILWAY (W/I	9,523	1,444,741
CASINO GUICHARD PERRACHON	14,338	1,652,345
CEMEX SAB DE CV SPON ADR	76,500	904,995
CETIP SA MERCADOS ORGANIZ	33,300	342,584
CHAILEASE HOLDING CO LTD	262,473	689,804
CHINA CONSTRUCTION BANK H	1,222,450	922,241
CHINA LONGYUAN POWER GROU	2,608,000	3,359,932
CHINA LONGYUAN POWER GROU	328,000	422,568
CHINA MOBILE LIMITED	52,500	544,343
CHINA UNICOM (HONG KONG)	2,432,000	3,638,136
CHINA ZHENGTONG AUT SER H	316,100	202,599
CHINATRUST FI(JPMS)(CWT)3	1,113,751	759,762
CHRISTIAN DIOR SA	10,853	2,050,700
CHRISTIAN HANSEN HLDGS SA	20,057	796,695
CJ O SHOPPING CO LTD	655	258,718
CNOOC LTD	400,000	743,845
COGNIZANT TECH SOLUT CL A	9,080	916,898
COMPASS GROUP PLC	673,180	10,790,803
COMPASS GROUP PLC	186,677	2,992,357

COPA HOLDINGS SA CL A	2,800	448,308
COPA HOLDINGS SA CL A	23,360	3,740,170
COSAN LTD CL A	37,100	509,012
COUNTRYWIDE PLC	172,246	1,697,123
COVIDIEN PLC	10,274	699,659
COWAY CO LTD	23,416	1,472,753
CREDICORP LTD (USA)	3,450	457,919
CREDICORP LTD (USA)	10,491	1,392,470
CREDIT SUISSE GROUP AG	117,005	3,576,847
CRODA INTERNATIONAL PLC	31,448	1,279,515
CSL LIMITED	15,499	954,341
CSR CORP LTD H	751,000	615,963
CYBER AGENT INC	38,500	1,564,714
DAIKIN INDUSTRIES LTD	11,727	729,388
DANONE NEW	78,333	5,638,145
DENSO CORP	184,000	9,697,085
DENSO CORP	19,987	1,053,346
DIAGEO PLC	83,734	2,773,186
DIGITAL GARAGE INC	42,517	1,103,399
DOLLARAMA INC	21,152	1,756,477
DSV DE SAMMENSLUT VOGN	64,978	2,130,485
EATON CORP PLC	21,601	1,644,268
EDENRED	39,339	1,316,707
ELECTROLUX AB SER B	87,494	2,292,146
ELEKTA AB SER B	109,687	1,677,234
ELEMENT FINANCIAL CORP	96,700	1,274,465
EMAAR PROPERTIES	300,352	624,745
ENKA INSAAT VE SANAYI AS	32,073	89,846
ERSTE GROUP BANK AG	12,885	448,997
ESSILOR INTL SA(FRAN)	38,355	4,077,677
EURASIA DRILLING CO REGS	13,343	612,711
EUROFINS SCIENTIFIC SE	3,650	986,686
EXPERIAN PLC	53,137	986,377
EXPERIAN PLC	68,268	1,267,252
FIBRA UNO ADMINISTRACION	585,803	1,876,328
FMTC INR UNREALIZED G/L	1	(10,921)
FRESENIUS SE & CO KGAA	15,825	2,429,582
GALAXY ENT GROUP LTD	115,000	1,031,460
GEMALTO NV (DUTCH)	23,990	2,640,573
GENEL ENERGY PLC	84,448	1,503,298
GINKO INTERNATIONAL(HSBC)	24,000	452,944
GINKO INTL CO LTD	46,190	871,729
GJENSIDIGE FORSIKRING ASA	51,405	980,588

GLENCORE XSTRATA PLC	95,888	496,523
GLOBAL LOGISTIC PROPERTIE	726,000	1,662,617
GLOBAL LOGISTIC PROPERTIE	664,448	1,521,657
GN STORE NORDIC LTD	76,673	1,883,333
GREATVIEW ASEPTIC PACK CO	3,053,940	1,803,779
GRIFOLS	36,551	1,748,096
GRUPO FINANCIERO BANORTE	119,800	838,274
GRUPO TELEVISA (CPO) SPON	22,000	668,686
HALMA PLC	148,362	1,493,366
HAYS PLC	517,233	1,111,753
HDFC BANK LTD SPON ADR	74,484	2,565,229
HDFC BANK LTD SPON ADR	16,900	582,036
HEINEKEN NV	84,849	5,728,950
HENGAN INTL GRP CO LTD	219,000	2,587,003
HENGAN INTL GRP CO LTD	46,000	543,389
HENNES & MAURITZ AB B	133,820	6,162,688
HERMES MICROVISION INC (E	18,900	613,285
HOLCIM LTD (REG)	32,984	2,468,115
HONDA MOTOR CO LTD	171,000	7,063,432
HSBC HLDGS PLC (UK REG)	909,456	9,975,834
HSBC HLDGS PLC SPON ADR	38,201	2,106,021
HUGO BOSS AG	14,588	2,077,112
HULIC CO LTD	133,296	1,972,634
HYUNDAI GLOVIS CO LTD	10,161	2,237,735
HYUNDAI MOTOR CO	9,685	2,187,032
HYUNDAI MOTOR CO	3,690	833,262
ICICI BANK LTD (DEMAT)	25,328	450,018
ICICI BANK LTD SPONS ADR	3,300	122,661
ICICI BANK LTD SPONS ADR	80,330	2,985,866
INDOFOOD SUKSES MAKMR (DE	670,000	363,353
ING GROEP NV CVA	721,534	10,025,405
INGENICO	6,848	549,044
INPEX CORP	378,000	4,838,515
INTACT FINL CORP	19,521	1,274,815
ITAU UNIBANCO HLDG SA SPO	125,307	1,712,168
ITAU UNIBANCO HLDG SA SPO	65,000	888,146
ITC LTD (UBS) (CWT) 05/02	90,400	470,492
JAPAN TOBACCO INC	64,610	2,098,245
JAZZ PHARMA PLC	4,513	571,165
JBS SA	174,400	648,294
JULIUS BAER GRUPPE AG	73,225	3,516,573
KAKAKU.COM INC	34,344	602,349
KANAMOTO CO LTD	49,066	1,247,747

KASIKORNBANK PCL NVDR	129,600	615,265
KB FIN GROUP INC ADR	7,800	320,078
KOMATSU LTD	167,000	3,388,842
KROTON EDUCACIONAL SA	40,800	678,948
KROTON EDUCACIONAL SA	32,639	543,142
LARGAN PREN CO LTD CWT 8/	7,500	305,466
LG CHEMICAL LTD	2,243	644,818
LI & FUNG LTD	4,028,000	5,194,537
LIFE HEALTHCARE GROUP HLD	465,550	1,857,762
LINDE AG	45,272	9,469,779
LOCALIZA RENT A CAR SA	31,800	448,576
LUKOIL OIL CO SPONS ADR (	1,724	108,819
LUKOIL OIL CO SPONS ADR (	14,623	913,206
LVMH	35,532	6,481,670
LYONDELLBASELL INDS CLASS	19,830	1,591,952
M3 INC	400	1,000,855
MAGNIT OJSC (USD)	844	236,549
MAGNIT OJSC GDR REGS	6,709	444,136
MAIL.RU GROUP GDR 144A	1,500	66,900
MAIL.RU GROUP GDR REGS	11,983	534,442
MANULIFE FIN CORP (USD)	197,495	3,896,576
MARCOPOLO SA (PN)	21,400	46,419
MARUTI SUZKI(UBSAG)(CWT)2	13,924	397,163
MEDIATEK INC (UBS) (ELN)	64,400	957,424
MEGAFON OJSC GDR	0	0
METHANEX CORP	41,805	2,472,290
METHANEX CORP (USD)	4,997	296,022
METROPOLITAN BANK & TR CO	359,538	611,781
MICHAEL PAGE INTL PLC	282,141	2,279,992
MINOR INTERNATIONAL PCL	124,137	78,200
MONCLER SPA	47,447	1,031,311
MTN GROUP LTD	44,432	919,221
NAGACORP LTD	0	0
NASPERS LTD N SHS	11,219	1,172,177
NATIONAL GRID PLC	175,785	2,335,978
NESTLE SA (REG)	37,111	2,716,606
NESTLE SA (REG)	118,593	8,681,266
NEW ORIENTL ED&TECH GR IN	15,900	500,850
NEW ORIENTL ED&TECH GR IN	64,656	2,036,664
NICE SYSTEMS LTD SPON ADR	41,704	1,708,196
NINE DRAGONS PAPER (HLDGS	515,000	455,008
NOVARTIS AG (REG)	21,272	1,697,849
NOVATEK MICRO ELEC WT 4/1	31,500	128,824

NOVO-NORDISK AS CL B	9,214	1,688,943
NOVOZYMES A/S B	42,461	1,792,324
NTN CORP	0	0
ONO PHARMACEUTICAL CO LTD	19,100	1,670,411
ORKLA ASA	174,973	1,365,097
OVERSEA-CHINESE BKG LTD	234,000	1,891,359
PACIFIC RUBIALES ENERGY	23,700	409,186
PACIFIC RUBIALES ENERGY	39,627	684,170
PANALPINA WELTTRNSPT HLDG	8,282	1,387,993
PARADISE CO LTD	16,467	415,682
PERNOD-RICARD	51,337	5,848,399
PING AN INSURANCE CO H	472,000	4,227,384
PING AN INSURANCE CO H	109,000	976,239
POSCO SPON ADR	2,600	206,248
POWSZECHNA KASA OSZCZ BK	54,516	711,349
PRADA SPA	267,000	2,375,843
PRUDENTIAL PLC	128,540	2,852,268
PTT GLOBAL CHEMICAL PCL (	403,480	970,022
PTT PCL NVDR	33,500	291,570
PUREGOLD PRICE CLUB INC	1,212,680	1,043,342
QATAR NATIONAL BANK LTD	12,026	568,027
RAKUTEN INC (TOKYO)	122,500	1,823,948
RANDSTAD HOLDINGS NV	162,353	10,530,906
RENAULT SA ORD	20,003	1,608,435
RICHEMONT CIE FINANCIERE	20,257	2,016,503
RICHEMONT CIE FINANCIERE	10,686	1,063,748
ROBINSONS RETAIL HLDGS	910,722	1,132,249
ROCHE HLDGS GENUSSSCHEINE	6,872	1,919,738
ROCHE HLDGS GENUSSSCHEINE	7,309	2,041,817
ROLLS-ROYCE HOLDINGS PLC	90,030	1,900,836
ROLLS-ROYCE HOLDINGS PLC	54,881	1,158,722
ROLLS-ROYCE HOLDINGS PLC	159,914	3,376,322
SABMILLER PLC (UK)	52,094	2,675,079
SAFRAN (SOCIETE D APPLICA	23,506	1,633,352
SAFRAN (SOCIETE D APPLICA	32,615	2,266,306
SAMSONITE INTL S.A.	657,805	2,002,012
SAMSUNG ELEC VTG GDR 144A	4,890	3,209,391
SAMSUNG ELECTRONICS CO	1,642	2,145,577
SAMSUNG HEAVY INDS CO LTD	19,760	721,540
SAP AG	124,999	10,714,898
SAWAI PHARMACEUTICAL CO	12,209	788,351
SBERBANK OF RUSSIA (USD)	292,875	899,791
SCHNEIDER ELECTRIC SA	79,650	6,947,024

SEADRILL LTD (NORW)	31,715	1,294,682
SEIKO HOLDINGS CORP	97,625	480,199
SEINO HOLDINGS CO LTD	60,750	636,286
SEMBCORP IND LTD	600,000	2,610,246
SENSATA TECH HOLDG BV	39,856	1,545,217
SEVEN & I HOLDINGS CO LTD	52,700	2,091,786
SHIN-ETSU CHEMICAL CO LTD	107,400	6,261,855
SHOPRITE HLDGS LTD	3,058	47,809
SK HYNIX INC	19,930	694,711
SKF AB SER B	62,179	1,630,883
SM INVESTMENTS CORP	20,312	325,266
SMC CORP	7,000	1,761,466
SOFTBANK CORP	37,900	3,310,987
SOFTBANK CORP	19,657	1,717,258
SOHU.COM INC	14,121	1,029,845
SOUTHERN COPPER CORP	11,000	315,810
ST JAMES PLACE PLC	169,622	2,044,847
STANDARD CHARTERED PLC (U	102,451	2,307,291
STANDARD CHARTERED PLC (U	375,095	8,447,484
SUGI HOLDINGS CO LTD	23,295	945,647
TAIHEIYO CEMENT CORP	903,150	3,464,748
TAIWAN SEMIC MFG CO SP AD	86,200	1,503,328
TAIWAN SEMIC MFG CO SP AD	461,155	8,042,543
TAIWAN SEMIC MFG CO SP AD	119,234	2,079,441
TAV HAVALIMANLARI HLDGS A	47,073	338,426
TECHNIP SA	18,472	1,775,277
TECHTRONIC INDU CO LTD	271,431	770,087
TELENOR AS	88,153	2,101,615
TELENOR AS	61,986	1,477,779
TENCENT HOLDINGS LIMITED	55,500	3,540,010
TENCENT HOLDINGS LIMITED	15,500	988,651
TENCENT HOLDINGS LIMITED	22,363	1,426,401
TEVA PHARMACEUTICAL IND A	54,465	2,182,957
TOKAI TOKYO FIN HLDGS	182,595	1,761,623
TOKIO MARINE HOLDINGS INC	41,926	1,399,391
TOKIO MARINE HOLDINGS INC	64,330	2,147,184
TOKYO TATEMONO CO	48,500	539,721
TOYOTA MOTOR CORP	55,900	3,407,825
TRANSURBAN GROUP STAPLED	356,781	2,233,174
TRICAN WELL SERVICE LTD	187,405	2,316,430
TS TECH CO LTD	26,468	890,980
TULLOW OIL PLC	68,101	964,199
TURKIYE GARANTI BANKASI A	87,578	283,640

UBS AG (REGD)	277,078	5,255,490
ULTRA TECH (UBS) (CWT) 12	6,199	176,838
UNICREDIT SPA	401,339	2,970,417
UNILEVER PLC ORD	79,124	3,252,050
UNITED TRACTORS PT	957,500	1,494,864
VALE SA ADR	54,500	831,125
VALEO SA	18,136	2,006,704
VALLOUREC SA	56,154	3,059,142
VEDANTA RESOURCES PLC	186,736	2,886,620
VIPSHOP HLDGS LTD ADR	17,949	1,501,972
VISCOFAN SA	9,371	533,071
WOODSIDE PETROLEUM LTD	55,047	1,911,992
WUXI PHARMATECH CAYMAN SP	48,855	1,875,055
YANDEX NV CL A	13,500	582,525
YASKAWA ELEC CORP	32,609	514,944
YUM BRANDS INC	74,920	5,664,701
ZEE ENTERTAINMT ENT LTD(D	102,531	458,604
ZENKOKU HOSHO CO LTD	15,666	684,300
Russell International Growth Account Total		647,333,840

Russell International Value Account
Forward Currency Contracts
CURRENCY CONTRACT – USD	(1,113,807)	1,055
Futures
FTSE 100 IDX FUT MAR14 Z	71	4,703
HANG SENG INDEX FUT JAN14	4	2,038
MINI MSCI EMG MKT MAR14 M	176	72,160
S&P/TSX 60 IX FUT MAR14 P	11	2,900
S&P500 EMINI FUT MAR14 ES	40	12,800
SPI 200 FUT MAR14 XPH4	11	(1,964)
TOPIX FUT MAR14 TPH4	28	35,894
Mutual Funds
SSBK GOVT STIF FUND	22,764,566	22,764,566
Publicly-traded Common Stock
3I GROUP PLC	171,763	1,095,344
A P MOLLER – MAERSK A/S A	39	402,028
A P MOLLER – MAERSK S/A B	147	1,595,307
AAC TECH HLDGS INC	130,500	633,626
ABB LTD (REG) (SWIT)	161,963	4,263,092
ABB LTD (REG) (SWIT)	10,660	280,586
ACE LTD	10,025	1,037,888
ACS ACTIVIDADES CONST Y S	45,909	1,580,188
ACTELION LTD (REGD)	20,185	1,704,994

AEGON NV	200,785	1,895,421
AEGON NV	216,732	2,045,962
AEON CO LTD	45,200	611,623
AGEAS (BELG)	13,610	579,485
AHOLD NV (KONINKLIJKE)	235,588	4,229,484
AHOLD NV (KONINKLIJKE)	51,500	924,574
AHOLD NV (KONINKLIJKE)	79,073	1,419,588
AKZO NOBEL NV	35,720	2,768,548
ALIMENTATION COUCH C CL B	15,700	1,180,622
ALLIANCE GLOBAL GROUP INC	896,200	520,765
ALLIANZ SE (REGD)	579	103,828
ALPARGATAS SA (PN)	68,680	430,842
AMADEUS IT HLDGS SA CL A	28,840	1,234,097
AMCOR LTD	32,618	307,265
AMEC PLC ORD	48,000	875,534
ANHEUSER BUSCH INBEV NV	11,575	1,230,267
AOYAMA TRADING CO LTD	15,200	410,347
ASAHI GROUP HOLDINGS LTD	19,100	541,478
ASAHI HOLDINGS INC	3,300	56,029
ASAHI KASEI CORP	74,000	579,014
ASSOCIATED BRITISH FOODS	6,172	249,892
ASTRAZENECA PLC (UK)	9,366	554,392
ATCO LTD CL I NON VTG	2,500	109,814
ATKINS (WS) PLC	4,441	104,281
AVEX GROUP HOLDINGS INC	11,400	244,649
AVIVA PLC	260,675	1,941,196
AXA SA	22,700	631,126
BAE SYSTEMS PLC	81,925	590,137
BAE SYSTEMS PLC	212,267	1,529,040
BAE SYSTEMS PLC	192,108	1,383,827
BALFOUR BEATTY PLC	195,400	928,330
BANCA IFIS SPA	1,406	25,048
BANCO POPULAR ESPANOL SA	99,450	599,927
BANCO SANTANDER SA (SPAIN	259,530	2,322,872
BANCO SANTANDER SA (SPAIN	31,563	282,498
BANK HAPOALIM LTD (REG)	82,892	464,358
BANK OF GEORGIA HLDGS PLC	1,779	70,555
BANK POLSKA KASA OPIEKI	17,781	1,056,484
BANRO WT 03/31/17 144A	5,616	0
BARCLAYS PLC ORD	341,600	1,538,346
BARRICK GOLD CORP (USA)	75,300	1,327,539
BASF SE	4,077	434,620
BASILEA PHARMACEUTICA AG	3,293	389,084

BAYER AG	1,990	279,103
BEIJING ENTERPRISES HLDGS	122,000	1,209,884
BELGACOM SA	38,141	1,128,380
BENESSE HOLDINGS INC	29,900	1,199,577
BERENDSEN PLC	11,598	179,861
BHP BILLITON SPON ADR(AUS	9,900	675,180
BNP PARIBAS (FRAN)	25,140	1,959,246
BOLSA MEXICANA DE VALORES	403,600	925,190
BOMBARDIER CL B SUB VTG	0	0
BP PLC	329,302	2,661,374
BP PLC	465,475	3,761,906
BP PLC	109,317	883,485
BP PLC	82,333	665,404
BPOST SA	8,978	175,508
BRIDGESTONE CORP	11,100	422,350
BRITISH SKY BROADCAST GRP	43,680	610,481
BRITVIC PLC	58,568	671,626
BT GROUP PLC	164,511	1,042,831
BURSA MALAYSIA BHD	431,700	1,083,694
CANADIAN IMP BK OF COMMER	3,100	267,553
CANADIAN NAT’L RES (USD)	42,300	1,431,432
CANADIAN NATL RESOURCES	0	1,116
CANADIAN TIRE LTD A	8,300	777,375
CANON INC	111,000	3,578,435
CAP GEMINI SA	37,750	2,551,452
CARILLION PLC	206,725	1,131,388
CARREFOUR SA (SUPERMARCHE	45,608	1,807,624
CAVERION CORP	9,751	119,389
CENTAMIN PLC	144,164	106,353
CENTRICA PLC	125,528	722,757
CERVECERIAS UNIDAS SA CIA	46,764	558,907
CHAODA MODERN AGRIC(HLDGS	1,354,000	155,710
CHENG SHIN RUBBER INDUSTR	230,350	602,293
CHEUNG KONG HLDGS LTD	119,000	1,878,390
CHINA HONGXING SPORTS LTD	3,613,000	329,248
CHINA MOBILE LIMITED	113,500	1,176,818
CHINA MOBILE LIMITED	205,500	2,130,715
CHINA MOBILE LIMITED	124,500	1,290,871
CITIZEN HOLDINGS CO LTD	8,600	72,354
CKD CORP	2,100	22,753
CNH INDUSTRIAL NV(IT)	29,900	340,790
CNP ASSURANCES	22,616	463,581
COCA COLA WEST COMPANY	25,100	535,797

COCA-COLA ICECEK SANAYI A	22,398	539,366
COMMERZBANK AG	38,962	627,656
CONTAINER (MACQUARIE)(CWT	60,674	716,187
CONTINENTAL AG	10,000	2,192,866
CONTINENTAL AG	8,252	1,809,553
CREDIT AGRICOLE SA	112,797	1,443,902
CREDIT SUISSE GROUP AG	74,187	2,267,899
CTBC FINL HLDG CO LTD	1,570,115	1,071,077
DAI ICHI LIFE INSURANCE C	87,500	1,459,857
DAI NIPPON PRINTING CO	115,000	1,218,688
DAIMLER AG (GERW)	28,830	2,494,704
DANONE NEW	10,900	784,545
DANSKE BK AS	56,600	1,298,426
DCC PLC (UK)	26,875	1,321,314
DELHAIZE GROUP	13,613	809,024
DELTA ELECTRONICS IND CO	164,000	934,583
DENA CO LTD	2,100	44,110
DEUTSCHE BANK AG (GERW)	8,800	419,781
DEUTSCHE BOERSE AG	25,975	2,151,175
DEUTSCHE TELEKOM AG (REGD	257,992	4,411,651
DEUTZ AG	18,497	165,019
DEXUS PROPERTY GRP STAPLE	920,295	851,067
DIC CORP	102,000	312,848
DMCI HOLDINGS INC	657,690	829,519
DNO INTL ASA CL A	185,935	741,864
DOUTOR NICHIRES HLDGS CO	7,400	123,322
DRAGON OIL PLC (UK)	28,642	269,164
E.ON SE	62,425	1,152,054
E.ON SE	8,024	148,083
ELECTRICITE DE FRANCE	13,520	477,727
ENEL (ENTE NAZ ENERG ELET	284,950	1,244,226
ENEL (ENTE NAZ ENERG ELET	42,362	184,972
ENI SPA	106,200	2,555,277
ENI SPA	134,462	3,235,289
ENI SPA	3,908	94,030
ENN ENERGY HOLDINGS LTD	144,000	1,065,009
ENQUEST PLC (UK)	24,815	55,310
ERICSSON (LM) TELE C CL B	70,800	864,106
ETABLISSEMENTS MAUREL ET	27,830	465,363
EZAKI GLICKO CO LTD	35,000	395,499
FAIRFAX MEDIA LTD	467,854	267,358
FEDERAL BANK LTD CWT	442,716	601,719
FISCHER (GEORG) AG (REG)	713	501,550

FLIGHT CENTRE TRVL GRP	17,881	759,181
FMTC INR UNREALIZED G/L	1	0
FOMENTO ECONO MEX(FEMSA)S	9,450	924,872
FORMOSA INTL HOTELS CORP	79,200	902,670
FUJI HEAVY INDUSTRIES LTD	25,300	724,333
FUJI OIL CO LTD	20,800	309,501
FUJIFILM HOLDINGS CORP	60,500	1,712,568
GAM HOLDING LTD	39,350	765,341
GAZPROM O A O SPON ADR (U	273,175	2,335,646
GDF SUEZ	11,377	267,560
GENTING BHD (MLAY)	253,100	792,071
GERRESHEIMER AG	6,038	422,218
GLAXOSMITHKLINE PLC	54,150	1,462,064
GLAXOSMITHKLINE PLC	148,640	4,010,482
GLAXOSMITHKLINE PLC	0	15,720
GLAXOSMITHKLINE PLC SPONS	0	17,742
GOLD FIELDS LTD	93,425	292,922
GOLDEN AGRI-RESOURCES LTD	384,000	165,839
GPT GROUP REIT STAPLED	281,697	881,100
GRAND KOREA LEISURE CO	22,830	897,154
GRASIM INDUS (CLSA) (CWT)	13,137	576,677
GREENCORE GROUP PLC (UK)	19,332	71,389
GROUPE STERIA SCA	12,578	246,922
GRUPO AEROPORT PACIFIC SA	0	5,835
GRUPO FINANCIERO BANORTE	84,600	591,970
HACHIJUNI BANK LTD	62,000	360,896
HALFORDS GROUP PLC	65,436	483,280
HANA FINANCIAL GROUP INC	33,960	1,420,194
HANA TOUR SERVICE INC	8,816	544,463
HENDERSON LAND DEVMT CO	80,000	456,521
HENKEL AG & CO KGAA ORD	6,403	666,283
HENKEL AG & CO KGAA ORD	1,121	116,649
HINO MOTORS LTD	3,000	47,061
HOME RETAIL GROUP PLC	302,010	964,719
HOME RETAIL GROUP PLC	178,923	568,576
HON HAI PREC IND CO REGS	92,983	494,670
HON HAI PRECISION IND CO	706,519	1,897,061
HONDA MOTOR CO LTD	74,700	3,085,604
HSBC HLDGS PLC (UK REG)	157,800	1,730,910
HSBC HLDGS PLC (UK REG)	109,701	1,203,312
HUANENG POWER INTL INC H	322,200	291,273
HYUNDAI DEPT STORES CO	6,179	946,113
HYUNDAI MIPO DOCKYARD	6,424	1,092,243

IBERDROLA SA	633,953	4,042,319
IMPALA PLATINUM HLDGS LTD	16,000	187,607
IMPERIAL HLDGS LTD (SOAF)	19,170	370,261
IMPERIAL TOBACCO GROUP PL	62,700	2,427,500
IMPLENIA AG	3,312	241,517
INDRA SISTEMAS SA	69,500	1,162,154
INDRA SISTEMAS SA	92,176	1,541,333
INDUSTRIA MACCHINE AUTO (	2,077	80,005
ING GROEP NV CVA	150,508	2,091,244
ING GROEP NV CVA	163,395	2,270,303
INPEX CORP	12,800	163,844
INTESA SANPAOLO SPA	170,900	421,782
IREN SPA	145,379	222,598
ITOCHU CORP	3,600	44,406
ITOCHU TECHNO-SOLUTIONS	10,900	441,444
ITV PLC	33,317	107,032
JAPAN AIRLINES CO LTD	23,200	1,143,367
JSE LIMITED	85,525	731,569
KANSAI ELECTRIC POWER CO	41,400	475,288
KAO CORP	110,200	3,497,184
KAO CORP	20,600	653,738
KAWASAKI KISEN KAISHA LTD	19,000	47,992
KBC GROUPE SA	18,000	1,021,457
KDDI CORP	39,400	2,420,644
KDDI CORP	1,800	110,588
KELLER GROUP PLC	10,740	204,349
KENTZ CORPORATION LIMITED	19,688	206,047
KINDEN CORPORATION	3,000	31,336
KONINKLIJKE PHILIPS NV	69,030	2,530,331
KRUNG THAI BANK (FOR)	525,577	263,908
KT CORP SPON ADR	65,800	1,036,548
LAGARDERE SCA (REG)	27,725	1,030,577
LEIGHTON HLDGS LTD	19,832	285,276
LINTEC CORP	2,500	46,244
LLOYDS BANKING GROUP PLC	345,856	451,762
LONZA GROUP AG	3,265	309,645
M DIAS BRANCO SA	14,800	632,795
MABUCHI MOTOR CO LTD	22,900	1,374,957
MAGNA INTL INC SUB VTG	22,700	1,861,304
MAKITA CORP	6,400	335,467
MARCOPOLO SA (PN)	332,000	720,148
MARUTI SUZUKI (CLSA)(CWT)	37,356	1,065,528
MEDIPAL HOLDINGS CORP	11,700	154,208

MEIJI HOLDINGS CO LTD	4,800	308,119
MERCK KGAA	10,772	1,930,180
METALURGICA GERDAU SA PN	86,400	856,950
METRO AG	4,803	232,584
METROPOLE TEVEVISION SA (	16,723	383,047
MINTH GROUP LTD	482,000	1,000,761
MITSUBISHI MATERIALS CORP	64,000	235,799
MITSUBISHI UFJ FINL GRP	186,300	1,227,730
MITSUBISHI UFJ FINL GRP	181,700	1,197,415
MMI HOLDINGS LTD	266,219	642,073
MONDI PLC	13,379	231,741
MS&AD INSURANCE GRP HLDGS	28,300	758,357
MS&AD INSURANCE GRP HLDGS	14,900	399,276
MS&AD INSURANCE GRP HLDGS	18,200	487,707
NAMPAK LTD	186,602	729,331
NATIONAL GRID PLC	281,395	3,739,411
NATIXIS	139,075	817,725
NCSOFT CORPORATION	5,878	1,386,923
NESTE OIL OYJ	8,838	174,717
NESTLE SA (REG)	13,000	951,628
NESTLE SA (REG)	32,109	2,350,449
NETEASE INC ADR	6,400	503,040
NEWS CORP NEW CL B	69,085	1,231,786
NINTENDO CO LTD	4,200	558,750
NIPPO CORP	5,000	82,946
NIPPON PAPER INDU CO LTD	30,100	558,498
NIPPON TELEGRAPH & TELEPH	36,600	1,967,107
NISHI-NIPPON CITY BANK	13,000	34,935
NISSHIN SEIFUN GROUP INC	18,200	187,859
NISSHINBO HOLDINGS INC	5,000	48,001
NKSJ HOLDINGS INC	66,400	1,843,639
NOKIAN TYRES OYJ	16,664	799,383
NORDEA BANK AB	66,260	892,656
NORTH PACIFIC BANK LTD	8,500	34,546
NOVARTIS AG (REG)	26,300	2,099,165
NOVARTIS AG (REG)	49,764	3,971,971
NOVARTIS AG (REG)	16,165	1,290,228
NOVARTIS AG (REG)	12,227	975,912
NTT DOCOMO INC	74,400	1,218,688
NTT DOCOMO INC	28,100	460,284
NTT DOCOMO INC	52,700	863,237
OKASAN SECURITIES GROUP	52,000	529,332
OKI ELECTRIC INDU CO LTD	39,000	91,843

OMV AG	5,439	260,314
OPTIMAL PAYMENTS PLC	14,627	85,502
ORANGE	243,776	3,018,264
ORANGE	5,490	67,973
ORANGE	0	8,041
ORKLA ASA	156,700	1,222,535
OSRAM LICHT AG	19,639	1,107,712
OTSUKA HOLDINGS CO LTD	34,800	1,004,577
PACE PLC	77,046	405,973
PARTNERRE LTD	10,150	1,070,115
PERUSAHAAN GAS NEGARA PT	801,000	294,534
PLASTIC OMNIUM CIE	2,005	55,993
POWSZECHNY ZALKAD UBEZPIE	5,561	826,405
PREMIER FOODS PLC	77,107	159,607
PREMIER OIL PLC	101,092	524,977
PTT GLOBAL CHEMICAL PCL (	356,200	856,354
PUBLIC BANK BHD (FOR) (ML	143,700	856,458
PUBLICIS GROUPE SA	17,978	1,644,948
QBE INSURANCE GROUP LTD	155,856	1,601,776
QINETIQ GROUP PLC	94,065	338,014
RANDSTAD HOLDINGS NV	3,450	223,782
REED ELSEVIER NV	102,750	2,176,839
REED ELSEVIER NV	140,012	2,966,263
RENAISSANCERE HLDGS LTD	10,550	1,026,937
REXAM PLC	40,162	352,816
RIO TINTO LTD	4,350	264,819
RIO TINTO PLC (REGD)	8,722	492,441
ROCHE HLDGS GENUSSSCHEINE	5,100	1,424,718
ROCHE HLDGS GENUSSSCHEINE	8,943	2,498,286
ROHM CO LTD	14,800	719,552
ROYAL BANK OF CANADA	22,000	1,478,955
ROYAL BANK OF SCOTLAND GR	249,625	1,397,592
ROYAL DUTCH SHELL PL CL A	14,675	525,632
ROYAL DUTCH SHELL PL CL A	6,833	244,746
ROYAL DUTCH SHELL PL CL A	99,637	3,550,814
ROYAL DUTCH SHELL PL CL A	95,928	3,418,635
ROYAL DUTCH SHELL PL CL A	4,884	174,054
ROYAL DUTCH SHELL PL CL B	33,012	1,246,390
ROYAL MAIL PLC	44,570	420,692
ROYAL UNIBREW AS	860	116,723
RTL GROUP SA (LUX)	3,184	411,435
RWE AG	47,612	1,742,623
RYOBI LTD	22,000	88,368

SABMILLER PLC (UK)	14,759	757,890
SAINSBURY (J) PLC	0	5,249
SANKYO CO GUNMA (6417)	12,700	584,892
SANOFI	11,000	1,167,034
SANOFI	35,886	3,807,289
SANOFI	12,010	1,274,189
SANOFI	1,215	128,904
SBERBANK SPONSORED ADR	0	0
SCHNEIDER ELECTRIC SA	34,125	2,976,361
SCOR SE	1,024	37,423
SECOM CO LTD	18,500	1,113,759
SECURITY BANK CORP	294,901	767,805
SEIKO EPSON CORP	42,200	1,132,039
SEINO HOLDINGS CO LTD	18,000	188,529
SEVEN & I HOLDINGS CO LTD	63,700	2,528,402
SEVENTY SEVENTH BANK	5,000	24,167
SHANGHAI ELEC GROUP CO H	2,210,000	803,709
SHINDENGEN ELECTRIC CO	13,000	78,881
SHIN-ETSU CHEMICAL CO LTD	42,300	2,466,262
SHIRE PLC	44,469	2,100,168
SHISEIDO CO LTD	45,000	722,581
SIAM CITY CEMENT (FOR)	21,900	265,253
SIEMENS AG (REGD)	17,400	2,376,723
SIEMENS AG (REGD)	10,900	1,488,866
SINGAPORE TELECOM (SING)	517,000	1,527,300
SJM HOLDINGS LIMITED	55,000	184,414
SK HYNIX INC	26,630	928,257
SKANDINAVISKA ENSKI BK SE	89,163	1,175,560
SKY PERFECT JSAT HLDGS	63,300	342,016
SMC CORP	2,800	704,586
SMITH & NEPHEW PLC	118,100	1,683,838
SMURFIT KAPPA GROUP PLC (	44,855	1,102,087
SOCIETE GENE PARIS CL A	21,419	1,244,060
SOCO INTL PLC	39,865	260,889
SOHGO SECURITY SVCS CO	2,900	57,609
SOHO CHINA LTD	956,000	823,553
SOJITZ CORPORATION	205,600	365,086
SONAE	298,696	431,051
ST GOBAIN CIE DE	60,879	3,347,956
STATOIL ASA	7,609	184,413
STMICROELECTRONICS NV(SIC	244,525	1,964,535
STOCK SPIRITS GROUP PLC	5,045	23,392
STORA ENSO AB R 1/10 VTG(	37,939	380,746

SUMITOMO CHEMICAL CO LTD	173,000	676,821
SUMITOMO MITSUI FINL GROU	32,000	1,646,947
SUMITOMO MITSUI FINL GROU	4,500	231,602
SUMITOMO MITSUI TR HLDGS	80,000	420,853
SUMITOMO OSAKA CEMENT CO	113,000	433,501
SUMITOMO SEIKA CHEM CO	11,000	90,039
SUN HUNG KAI PROPERTIES	4,000	50,733
SUNCOR ENRGY INC	24,400	855,220
SUNCOR ENRGY INC	49,500	1,734,975
SVENSKA CELLULOSA AB CL B	14,879	458,040
SVG CAPITAL PLC	36,496	261,082
SWEDBANK AB A	41,538	1,168,929
SWIRE PACIFIC LTD CL A	61,000	715,074
SWISS LIFE HLDGS AG (NEW)	4,908	1,018,958
SWISS RE LTD	2,391	219,922
SWISSCOM AG (REG)	1,301	686,779
TAIWAN SEMIC MFG CO SP AD	24,860	433,558
TAIWAN SEMICONDUCT MFG CO	435,000	1,538,391
TAIWAN SEMICONDUCT MFG CO	226,000	799,256
TAKEDA PHARMACEUTICAL CO	64,900	2,973,531
TAKUMA CO LTD	34,000	297,351
TAMBANG BATUBARA BUKIT AS	100,298	84,062
TDC A/S	65,891	639,135
TE CONNECTIVITY LTD	1,450	79,910
TELECOM ITALIA SPA	1,510,900	1,498,631
TELECOM NEW ZEALAND	258,285	489,613
TELEFONICA SA	197,236	3,211,280
TESCO PLC	663,597	3,674,117
TESCO PLC	218,000	1,206,994
TESCO PLC SPON ADR	0	0
TEVA PHARMACEUTICAL IND	4,430	177,098
TEVA PHARMACEUTICAL IND A	97,500	3,907,800
TEVA PHARMACEUTICAL IND A	13,700	549,096
THE FOSCHINI GROUP LTD	7,306	69,303
THK CO LTD	43,200	1,076,411
THOMSON REUTERS CORP	2,400	90,758
TIGER BRANDS LTD	21,665	551,291
TNT EXPRESS NV	146,800	1,362,777
TNT EXPRESS NV	31,021	287,975
TOFAS TURK OTOMOBIL FABRI	91,128	568,225
TOKAI TOKYO FIN HLDGS	54,100	521,941
TOKIO MARINE HOLDINGS INC	80,000	2,670,212
TOKYO ELECTRON LTD	30,700	1,679,157

TOPPAN PRINTING LTD	54,000	431,241
TORONTO-DOMINION BANK	17,400	1,639,834
TOSOH CORP	96,000	445,770
TOTAL SA (FRAN)	51,175	3,134,976
TOTAL SA (FRAN)	55,599	3,405,990
TOTAL SA (FRAN)	9,534	584,052
TOYO TIRE & RUBBER CO	77,000	444,554
TOYOTA MOTOR CORP	8,900	542,570
TOYOTA MOTOR CORP	4,600	280,429
TRAVELSKY TECH LTD H	633,000	624,486
TRAVIS PERKINS PLC	118,750	3,681,177
TSINGTAO BREWERY CO LTD H	58,000	490,296
TUI TRAVEL PLC	62,095	424,775
TURK SISE VE CAM FABRIKAL	703,402	890,299
UBISOFT ENTERTAINMENT SA	9,457	133,743
UBS AG (REGD)	89,700	1,701,389
ULVAC INC	4,000	52,721
UNILEVER NV CVA (BEARER)	30,350	1,222,304
UNILEVER PLC ORD	95,095	3,908,469
UNITED INTERNET AG (REG)	10,814	459,991
UNITED OVERSEAS BANK (LOC	144,385	2,430,158
UOL GROUP LIMITED	80,000	392,409
UPM KYMMENE CORP	26,585	449,116
USIMINAS PN (PFD REG) A S	182,800	1,101,023
VALEO SA	5,387	596,058
VALLOUREC SA	33,475	1,823,642
VODAFONE GROUP PLC	882,500	3,515,047
VODAFONE GROUP PLC	874,504	3,483,199
VODAFONE GROUP PLC	464,350	1,822,389
VODAFONE GROUP PLC SPON A	0	54,010
VOLKSWAGEN AG	9,957	2,697,106
WAKITA & CO LTD	21,000	246,871
WESTFIELD RETAIL TR STAPL	561,029	1,487,800
WHEELOCK & CO LTD	78,000	358,601
WHITBREAD PLC	0	1,086
WILMAR INTERNATIONAL LTD	241,000	653,132
WOLTERS KLUWER NV	48,635	1,387,989
WPP PLC NEW (UK)	74,801	1,709,361
WPP PLC NEW (UK)	90,337	2,064,391
YAHOO JAPAN CORP	20,000	111,101
YANGZIJIANG SHIPBLDG HLDG	447,000	419,743
ZURICH INSURANCE GROUP AG	12,628	3,659,367
HENKEL AG & CO KGAA PREF	2,402	278,597

PROSIEBEN SAT.1 MEDIA AG	6,319	312,950
TELECOM ITALIA SPA RISP	1,391,219	1,089,009
KINROSS GOLD CORP	57,900	253,602
Russell International Value Account Total		458,584,931

Investments held by trustee		11,142,764,257

Participant Loans* Interest at 4.25% – 9.44%, maturing through February 2029		99,135,026
Total Investments		$11,241,899,283

*	Party-in-interest
**	Information not presented because investments are participant directed